DRS

As filed with the U.S. Securities and Exchange Commission on May 20 th, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gewang International Industrial Holding Group Inc

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Hong Kong	5661	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification number)

Mr. Chen Changzeng
Building 9, C, Industrial Innovation Base, China Korea
(Changchun) International Cooperation Demonstration Zone,China,130000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

228 Park Ave S 79525
New York, NY 10168
BIGC SECURITIES,INC.

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus Subject to Completion	Dated 20th of May, 2026

[        ] Ordinary Shares

Gewang International Industrial Holding Group Inc

This is the initial public offering of the ordinary shares of Gewang International Industrial Holding Group Inc par value $0.0001 per share ('Ordinary Shares'). We are offering on a firm commitment basis [ ] ordinary shares. We expect the initial public offering price of the shares to be in the range of $ [ ] to $[ ] per Ordinary Share. Prior to the completion of this offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on the Nasdaq Global Market ('NASDAQ'). We have reserved the trading symbol 'GWA' for listing on the NASDAQ. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on NASDAQ. However, we will not complete this offering unless we are so listed.

We are an 'emerging growth company,'as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk.  See 'Risk Factors'beginning on page [ ] of this prospectus for a discussion of information that should be considered before making a decision to purchase our Ordinary Shares.

We are not a Chinese operating company but rather a Hong Kong holding company without material operations and our business is conducted by our subsidiaries in China and this structure involves unique risks to investors. See 'Risk Factors- Risks Related to Doing Business in China - Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations' and 'Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.'

There are legal and operational risks associated with being based in and having all our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures was published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People's Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2023, which provides that, Critical Information Infrastructure Operators ('CIIOs') that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the 'Cyber Data Security Measure (Draft)', which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On July 7, 2023, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2023, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas. (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas. (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and . and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the 'New Overseas Listing Rules') with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market. b) an issuer making an overseas securities offering after having been listed on an overseas market. c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control. (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities. (iii) change of listing status or transfer of listing segment. or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. Chinese domestic enterprises seeking to offer securities and list on overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations. and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this prospectus, these new laws and guidelines have not impacted the Company's ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange except for the filing requirement with CSRC under New Overseas Listing Rules. We are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security and we don't have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant's auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2023, a legislation entitled 'Consolidated Appropriations Act, 2023'(the 'Consolidated Appropriations Act') was signed into law by President Biden, which has shortened the Holding

Foreign Companies Accountable Act's timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company's auditor is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the 'PCAOB') currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2023. The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company's auditor is subject to PCAOB's inspection and investigation. See 'Risk Factors- The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB's determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong and mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.'

We are a holding company incorporated as an exempted company with limited liability in the Hong Kong. As a holding company with no material operations of our own, we conduct a substantial majority of our business through our operating subsidiaries in China. Our Ordinary Shares offered in this prospectus are shares of our Hong Kong holding company, not the shares of our operating subsidiaries.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, our subsidiaries have not made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. See 'Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries' beginning on page [ ] of this prospectus and 'Selected Consolidated Financial Statements' on page F-2 of this prospectus.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange in China ('SAFE') by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of the Company who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Also, there is no regulatory restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors. However, to the extent cash/assets in the business is in PRC/Hong Kong or our PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash/assets. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. See 'Dividend Distribution and Cash Transfer Between the Holding Company and Subsidiaries'and 'Risk Factors—Risks Related to Doing Business in China  Governmental control of currency conversion may limit our ability to transfer cash between us and our subsidiaries or investors including our ability to utilize our net revenues effectively and affect the value of your investment.'

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. See 'Dividend Distribution and Cash Transfer Between the Holding Company and Subsidiaries' on page [ ].

The terms 'the Company', 'Gewang International', 'we', 'us', 'our company', and 'our'refer to Gewang International Industrial Holding Group Inc an exempted company incorporated under the laws of the Hong Kong. We currently conduct substantially all of our business through [ ], our indirectly wholly owned subsidiary in China. [ ] are wholly owned subsidiaries of [ ], a company incorporated under the laws of Hong Kong. [ ] is a wholly owned subsidiary of the Company. The securities offered in this prospectus are securities of Gewang International, our Hong Kong holding company and investors are purchasing an interest in Gewang International, not our operating entity in China.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts
Proceeds to us, before expenses	$	$

(1) (2)

We have agreed to pay the underwriter a discount equal to [ ]% of the public offering price.

We expect our total cash expense of this offering (including cash expenses payable to our underwriter for its out-of-pocket expense) not to exceed $[ ], exclusive of the discount above. In addition, we will pay to our underwriter 1% of the total offering amount as the underwriter's non-accountable expenses. These payments will further reduce proceeds available to us before expenses. For a detailed description of the compensation to be received by the underwriter, see 'Underwriting.'

We have granted the underwriter a 45-day option to purchase up to an additional [ ] ordinary shares at the public offering price, less the underwriting discounts, to cover any over-allotments. We have agreed to issue, on the closing date of this offering, the underwriters' warrants to the representative of the underwriters, [   ], to purchase an amount equal to [ ]% of the aggregate number of ordinary shares sold by us in this offering. For a description of other terms of the underwriters' warrants and a description of the other compensation to be received by the underwriter, see 'Underwriting.'

The offering is being made on a 'firm commitment'basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted [ ], the underwriter (the 'Underwriter'), an option for a period of 45 days after the closing of this offering to purchase up to [ ]% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Underwriter exercises this option in full, the total underwriting discounts payable will be $[   ] based on an assumed offering price of $[   ] per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[   ]. We have agreed to issue, on the closing date of this offering, the underwriters' warrants to the representative of the underwriters, [     ], to purchase an amount equal to [ ]% of the aggregate number of Ordinary Shares sold by us in this offering. For a description of other terms of the underwriters' warrants and a description of the other compensation to be received by the underwriter, see 'Underwriting.'

The Underwriter expect to deliver the Ordinary Shares against payment as set forth under 'Underwriting,'on or about [ ], 2026.

The date of this prospectus is 20 th of May, 2026

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

For investors outside the United States, neither we nor the Underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We were incorporated under the laws of the Hong Kong as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a 'foreign private issuer.'As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until and including [ ], 2026 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the Underwriter have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the Underwriter take no responsibility for and can provide no assurances as to the reliability of any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

 Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to

'China' or the 'PRC'are to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only.

'    ' are to a wholly owned subsidiary of WFOE incorporated under the laws of the People's Republic of China on [    ]

'EIT' is to PRC enterprise income tax.

'Exchange Act'are to the Securities and Exchange Act of 1934, as amended.

'    'are to a wholly owned subsidiary of WFOE incorporated under the laws of the People's Republic of China on [    ]

'    ' are to a wholly owned subsidiary of WFOE incorporated under the laws of the People's Republic of China on [    ]

'MOFCOM' are to the Ministry of Commerce of the PRC.

'Ordinary Share(s)'are to our Ordinary Shares with a par value of US$0.0001 per share.

'PCAOB' are to Public Company Accounting Oversight Board.

'RMB' and 'Renminbi'are to the legal currency of China.

'SAFE' are to the State Administration of Foreign Exchange.

'Securities Act'to the Securities Act of 1933, as amended.

'Gewang International Industrial Holding Group Inc,''we,''us,''our company,''the Company'and 'our'are to Gewang International Industrial Holding Group Inc, a Hong Kong exempted company with limited liability, and its subsidiary and variable interest entity.

'U.S.'are to the United States of America.

'US$,''U.S. dollars,''$'and 'dollars'are to the legal currency of the United States.

'VIE' are to variable interest entity. and

'WFOE' are to Jilin Province, Changchun City

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Underwriter of its over-allotment option.

Our business is conducted by our subsidiaries in the PRC, using Renminbi ('RMB'), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

 PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under 'Risk Factors'beginning on page [ ]. We note that our actual results and future events may differ significantly based upon a number of factors.  This prospectus contains information from an industry report , an independent research firm, to provide information regarding our industry and our market position in China.The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are a holding company incorporated in the Hong Kong. Our ordinary shares offered in this prospectus are shares of our Hong Kong holding company. As a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in China.

We, through Gewang International Industrial Holding Group Inc, are engaged in the business of the whole industry chain ecology of cleaning service, equipment manufacturing, biotechnology and Internet platform forms an integrated model of "R&D - production - sales - service" in the PRC.

Since its establishment in 1991, Gewang International Industrial Holding Group Inc, has developed into a conglomerate enterprise that integrates franchising of the washing and dyeing industry and the washing and care industry chain. It has multiple brands and business departments under its umbrella, such as Gewang Laundry, Jiexilai Brand, Yiwei Xianyun Laundry Brand, etc., and has also built Gewang Intelligent Washing and Care Factory. Gewang International Industrial Holding Group Inc, not only provides high-quality laundry and leather care services, but also is committed to the production, sales, and related vocational education and training of green and environmentally friendly dry cleaning equipment.

Gewang International Industrial Holding Group Inc, has professional skills and experience in leather care, covering smooth, suede, grain, frosted, embossed, etc; Cleaning, shaping, coloring, maintenance, and care of leather jackets, deer skin, mink skin, fur, and various types of genuine leather clothing; In addition, Gewang Care also provides services such as leather shoe cleaning, care, coloring, color modification, repair, deodorization, sterilization, shaping, and enlargement; And cleaning and care for genuine leather sofas, furniture leather, leather bags, leather goods, hair mats, etc. For the treatment of leather clothing problems such as fading, color change, discoloration, hardening, brightening, shrinkage, crack recovery, etc., Gewang Washing and Care also has professional solutions.

In terms of laundry profession, Gewang Laundry provides comprehensive training including basic courses, professional courses, and equipment maintenance. The basic courses cover clothing fiber composition and classification, textile technology, dyeing process, stain formation and classification recognition, identification and use of chemicals, and other related topics. Professional courses include front-end payment management, as well as skills such as dry cleaning, washing, biochemical washing, stain removal, whitening and brightening, sweater enlargement, dyeing and color changing, treatment and restoration, weaving and repairing, zipper repair, ironing and shaping of fabrics. In addition, Gewang Laundry also pays attention to training in equipment maintenance, ensuring that employees can proficiently use and maintain various types of washing equipment such as petroleum dry cleaning machines, washing machines, dual-purpose machines, ironing machines, etc.

Our total revenue increased approximately $ [ ], or [ ]%, from approximately $[ ] for the year ended December 31, 2024 to approximately $[ ] for the year ended December 31, 2025. Our net income increased by approximately $[ ], or [ ]%, from approximately $[ ] for the year ended December 31, 2024 to approximately $[ ] for the year ended December 31, 2025.

Our operating subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, including a Business license, Customs Registration Certificate, Bank Account Open Permit.

As a protduct sales company based on the advice of our PRC counsel, we do not believe that we and our subsidiaries are Critical Information Infrastructure Operators ('CIIO') or Online Platform Operators as defined in Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People's Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and became effective on February 15, 2023. As of the date of this prospectus, we and our subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities being registered for sale to foreign investors other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the 'CSRC'), Cyberspace Administration of China ('CAC') or any other authority that is required to approve of our business operations in China, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the 'Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,'or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market. b) an issuer making an overseas securities offering after having been listed on an overseas market. c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control. (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities. (iii) change of listing status or transfer of listing segment. or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules, including the public offering pursuant to this registration statement. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations. and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. However, given the current PRC regulatory environment, it is uncertain whether we, our PRC subsidiary or VIE and its subsidiaries, will be able to obtain such permission or be required to obtain other permission from the PRC government to list on U.S. exchanges or offer its securities overseas, and even when such permission is obtained, whether it will be denied or rescinded. If we or our subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, cause the value of our securities to significantly decline or become worthless and could result in a material and negative impact on our business operations, including fines or penalties imposed by the relevant PRC regulatory authority, revocation our subsidiaries' business licenses and suspension of their respective business operations.

Our independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in the U.S., and has been inspected by the PCAOB on a regular basis with the last inspection in [ ] and is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2023. The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company's auditor is subject to PCAOB's inspection and investigation. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB's access in the future, the PCAOB Board will consider the need to issue a new determination, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor's audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price for our securities.

Dividend Distribution

Our PRC operating entity receives substantially all of our revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements, we may rely on dividend payments from [ ]. WFOE receives dividend payments from our operating subsidiaries. WFOE may make distribution of such payments to [ ] as dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Under the existing laws of Hong Kong, funds from capital accounts can be repatriated and remitted overseas without restrictions, and there is no foreign exchange control imposed. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

As of the date of this prospectus, WFOE has not made any dividends or distributions to [ ], [ ] has not made any dividends or distribution to the holding company, and no dividends or distributions have been made by the Company to its shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Hong Kong law, a Hong Kong company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.  Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5%, if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends. and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by WFOE to its immediate holding company, [ ]. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. [ ] intends to apply for the tax resident certificate if and when WFOE plans to declare and pay dividends to [ ].

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

1.Ecological layout of the entire industry chain, forming a closed-loop competitive advantage

Gewang Group has built a whole industry chain ecology covering cleaning services, equipment manufacturing, biotechnology, and Internet platforms, forming an integrated model of "R&D - production - sales - service".

2.Core technological barriers, leading the industry's green transformation

Environmentally friendly washing technology: Plant based detergents achieve zero alkaline residue during the washing process, certified by the China Environmental Protection Green Washing Committee, and directly benchmarking against EU environmental standards;
Smart factory technology: S2B2C model connects the entire chain of stores, factories, and consumers.

3.Innovate business models to achieve diversified monetization

Light asset expansion: Quickly replicate the direct store model through the "City Partner Plan", with franchisees bearing 60% of the investment and the group exporting its brand and management;

4. Professional team and cultural drive ensure continuous innovation

Chen Changzeng: Chairman of Gewang International Industrial Holding Group Inc, chairman of Jilin Province and Changchun City Laundry and Dyeing Industry Association, with 30 years of deep industry cultivation, authoritative in washing technology research and standard setting.
Wang Xiucheng: General Manager of Jiexilai and President of Washing School, with 20 years of experience in the washing and dyeing industry, an industry authority and trend expert.

5.Cultural cohesion

With the aim of inheriting laundry culture and building a century old brand, we promote a corporate culture that emphasizes both craftsmanship and innovation.
Industry university research linkage: jointly building training bases with universities, targeted training of skilled talents in the washing and care industry, and reserve technical strength.

6. Fast and Reliable Logistics

For members, we have established a streamlined and efficient logistics network. We partner with leading global logistics providers to ensure that products are shipped promptly and arrive in perfect condition. Members enjoy priority shipping on most orders, which significantly reduces delivery times.

Advanced tracking systems are in place, allowing members to monitor their packages in real - time, from the moment the order is dispatched until it reaches their doorstep. This transparency provides peace of mind and eliminates any uncertainty regarding the delivery status. Moreover, in case of any unforeseen delays or issues, our customer service team proactively communicates with members, providing regular updates and solutions to minimize inconvenience.

7. Diverse and Exclusive Content

Our platform offers a rich library of exclusive content for members. This includes product - focused content such as in - depth product reviews, comparison guides, and how - to - use tutorials. These resources help members make more informed purchasing decisions, especially when considering complex or high - value products.

8. Cross - platform and Device Compatibility

Recognizing the diverse ways our members access the internet, our platform is designed to be fully compatible with a wide range of devices and platforms. Whether members prefer to shop on their desktops, laptops, tablets, or mobile phones, they can expect a seamless and consistent user experience.

Our responsive design ensures that the platform layout adjusts automatically to fit the screen size of any device, providing easy navigation, clear product images, and smooth checkout processes. This cross - platform compatibility allows members to shop at their convenience, whether they are at home, in the office, or on - the - go, without any compromise in functionality or user experience.

9. Secure and Trustworthy Transactions

Security is a top priority for our platform, and we have implemented multiple layers of protection to ensure that members'transactions are safe and secure. We use the latest encryption technology to safeguard all personal and financial information, including credit card details, payment passwords, and shipping addresses.

Our fraud detection systems are constantly monitoring transactions in real - time, flagging any suspicious activities and taking immediate action to prevent fraud. In addition, we adhere to strict privacy policies, ensuring that members'personal information is never shared or sold to third parties without their explicit consent. This commitment to security and privacy builds trust among our members, allowing them to shop with confidence.

10. Member - driven Product Development

We value the input of our members and actively involve them in the product development process. Through surveys, feedback forms, and community discussions, we gather insights from members about their unmet needs, desired product features, and emerging trends.

This member - driven approach enables us to work with suppliers and brands to develop new products that are specifically tailored to the preferences of our member base. As a result, members can expect to see products on our platform that are not only of high quality but also uniquely designed to meet their needs, further enhancing their loyalty to our platform.

Our Growth Strategy

In order to enhance our competitive position and expand our market, we intend to pursue the following strategies and leverage our strengths to further grow our business:

1.Layout of the entire industry chain, significant synergistic effects

Gewang Group covers washing and dyeing services, equipment manufacturing, biotechnology, and Internet platforms, forming a closed-loop ecosystem of "intelligent factory+online platform+product research and development". Its business covers washing services, equipment sales, biological detergent production, luxury goods maintenance, etc. It reduces operating costs and enhances added value through resource integration.

For example, the central intelligent laundry factory is linked with the online platform "on-demand cloud washing" to achieve intelligent order allocation and logistics optimization, with a daily processing capacity of 15000 pieces.

2.Driven by technological innovation, with outstanding differentiated competitiveness

Leading environmental technology: independently developed weak acid and weak alkali detergents, certified by the EU ECOCERT, remove odors and have no alkaline residue; High temperature sterilization technology achieves zero virus transmission, which is in line with the trend of healthy consumption.

Intelligent upgrade: The central factory adopts S2B2C mode, combined with IoT and big data management, to achieve full process tracking from clothing collection to delivery; Yiwei first cloud washing platform cooperated with Tencent, Tiktok, etc., and the daily average number of orders exceeded 13000.

Rich patent reserves: With more than ten national registered trademarks and multiple washing technology patents, plant-based detergents, intelligent payment systems, and other technologies form a competitive barrier.

3.Brand and qualification advantages

Stable industry position: The president unit of Jilin Province Laundry Industry Association, a franchised enterprise registered with the Ministry of Commerce, and has won honors such as "National Famous Brand in Laundry Industry" and "Green Environmental Protection Enterprise".

4.Diversified business models and extensive profit channels
City Partner Plan: incentivize franchise through "original shares+cash rewards".
Mature franchise system: Jiexilai laundry chain single store has significant economic benefits and outstanding profitability; As a priority, the revenue of cloud washing outlets is stable, and the overall revenue scale is considerable.

5. Policy and Trend Dividends
Policy support: The country promotes the construction of a "15 minute convenient living circle" and encourages the entry of intelligent washing and care outlets into communities; The green washing policy helps promote environmental protection technology.
Opportunities for consumption upgrading: The penetration rate of the detergent market is at a relatively low level, with significant growth potential compared to developed countries; The young consumer group has higher requirements for service convenience, product quality, and health attributes, promoting the industry to accelerate its transformation towards high-end and intelligent direction.

Corporate History

Gewang has cultivated a large number of Gewang, Jiexilai, Yiwei Xianyun Wash direct operated stores, franchise stores, laundry stations, Changchun Laundry Platform, and Gewang Laundry Platform after 30 years. Build a multi sector industrial chain including direct sales of thousands of stores, alliance of thousands of merchants, and sales of washing and care products.

  In 2018, the Internet collection and payment system will be upgraded to realize the synchronous operation of the computer and mobile terminals, facilitating customers to pick up and send, inquire and place orders. Improved the brand's online and offline upgrades, and completed the supply of laundry services to over 100 directly operated stores at collection points.

  In 2019, a new operating model (butler operating model) was launched to gradually standardize, professionalize, and group manage the enterprise. In the same year, it launched services such as Internet online booking, express delivery, cleaning and nursing code scanning, online payment, card topping up, and more than 300 collection points, serving 800W person times, providing a guarantee of high-quality customers for Gewang direct laundry.
  The cooperation between online laundry platforms and multiple enterprise merchants (such as mobile and Tmall) has further increased the customer traffic of directly operated laundry shops.

  In 2020, the online laundry platform cooperated with multiple enterprise merchants and made a leap forward, officially setting sail. Gewang Group continuously enhances its own brand value, and its products are launched in the market in a functional, safe, and innovative way. The products have been widely recognized by customers and have been adopted by major washing and care stores, factories, and households.

  In 2021, Gewang Group officially settled in the China Korea (Changchun) International Cooperation Demonstration Zone Industrial Innovation Base and was listed on the Jilin Stock Exchange with the stock code 520046. The new model of Jiexilai Laundry Experience Store has been implemented, with over a thousand online and offline alliances. Gewang has also built intelligent laundry factories and plant-based laundry detergent factories, aiming to become a listed enterprise within 3-5 years.

With the improvement of people's concept of quality of life, the development trend of washing and care products is not only efficient but also pursues health, and has evolved to seeking novelty and uniqueness. Our Gewang brand has followed this trend with its unique style, and has also made a leap forward, forming strong alliances, one-stop services, comprehensive experiences, and always striving to move forward according to the standards of listed companies.

The Ordinary Shares offered in this offering are shares of the Hong Kong holding company. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiary based in China.

Since [ ] and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong. Details of the subsidiaries of the Company are set out below.

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Gewang International Industrial Holding Group Inc		Hongkong	100	Holding Company

Gewang Chain Cleaning and Care Jilin Province (Group) Co., Ltd		China	100	Operation Company

Jilin Jiexilai Laundry Management Co., Ltd		China	100	Operation Company

Jilin Yiweixian Network Technology Co., Ltd		China	100	Operation Company

Jilin Gewang Washing Technology DevelopmentCo., Ltd		China	100	Operation Company

Jilin Gewang Detergent Manufacturing Co., Ltd		China	100	Operation Company

Shenzhen Qian hai Gewang Technology Co., Ltd		China	100	Operation Company

Beijing Gewang Technology Industrial Co., Ltd		China	100	Operation Company

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment by the Underwriter:

 As a result of our corporate structure, Gewang International Industrial Holding Group Inc's ability to pay dividends may depend upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Implications of Being a 'Foreign Private Issuer'

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company.

for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies.

we are not required to provide the same level of disclosure on certain issues, such as executive compensation.

we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act. and our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any 'short-swing' trading transaction.

Implications of Being an 'Emerging Growth Company'

We are an 'emerging growth company,'as defined in the Jumpstart Our Business Startups Act (the 'JOBS Act'), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the 'Sarbanes-Oxley Act'), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the 'Securities Act'), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a 'large accelerated filer'as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our registered office in the Hong Kong is located at Unit B 13/F ,Shing Lee Commercial Building,No 8,Wing Kut Street ,Central,Hong Kong. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Summary of Risk Factors

We are a holding company incorporated in the Hong Kong, investing in our Ordinary Shares involves significant risks. All of our revenues were generated by our PRC operating subsidiary. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Business

The Company is subject to risks related to public health crises such as the global pandemic associated with the coronavirus (COVID-19).

We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues.

We depend on developing new products and improving existing products and processes to grow our business andconsequently, we are subject to risks associated with rapid market changes.

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and otherbusiness partners to suffer financial hardship, which could adversely impact our business.

A significant change in customer relationships or in customer demand for our products could have a significant impact onour business

If the reputation of the Company or one or more of our brands erodes significantly, it could have a material impact on ourfinancial results.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our businessand competitive position.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt ourbusiness and operations.

Risks Relating to Doing Business in China

Changes in China is economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

Because we are a Hong Kong corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB is determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The filing with the China Securities Regulatory Commission ('CSRC') is required in connection with this public offering, any other future offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We are not likely to pay cash dividends in the foreseeable future.

These risks are discussed more fully in the section titled 'Risk Factors' beginning on page [ ] of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

The Offering

Below is a summary of the terms of the offering:

Issuer	Gewang International Industrial Holding Group Inc

Securities being offered:	Ordinary Shares, par value US$0.0001 per share

Initial offering price:	We currently estimate that the initial public offering price will be $[4.00 ] per Ordinary Share.

Number of Ordinary Shares outstanding before the offering:	[ ] of our Ordinary Shares are outstanding as of the date of this prospectus.

Over-allotment option	We have granted the Underwriter an option for a period of 45 days to purchase up to an aggregate of [ ] additional Ordinary Shares.

Number of Ordinary Shares Outstanding After the Offering [1]:	[ ] Ordinary Shares assuming no exercise of the Underwriter's over-allotment option. [ ] Ordinary Shares assuming full exercise of the Underwriter's over-allotment option.

Gross proceeds to us, net of underwriting discounts but before expenses:	$[ ].

Use of proceeds:	We intend to use the net proceeds of this offering: (1) approximately []. (2) approximately []. (3) approximately []. and (4) for other general corporate purposes, see 'Use of Proceeds'on page [ ].

Lock-up

All of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months after the effectiveness of the registration statement, of which this prospectus forms a part. See 'Shares Eligible for Future Sale' and 'Underwriting'for more information.

Transfer Agent	[ ]

Proposed Nasdaq Symbol:	[GWA]

Risk factors:

Investing in our Ordinary Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the 'Risk Factors'section beginning on page [      ].

1.Excludes Ordinary Shares pursuant to the Underwriter's over-allotment option.

RISK FACTORS

An investment in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The Company is subject to risks related to public health crises such as the global pandemic associated with the coronavirus (COVID-19).

The Company is impacted by public health crises such as the global pandemic associated with COVID-19. The outbreak has significantly increased economic and demand uncertainty. The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, the temporary closure of business venues and facilities in China, and the adoption of remote working, with some of these restrictive measures still sporadically in effect today. The Company primarily conducts its business operations in the PRC. In response to the evolving dynamics related to the COVID-19 outbreak, the Company has followed the guidelines of local government authorities as it prioritizes the health and safety of its employees, suppliers, customers and business partners. During the heights of the COVIC-19 pandemic, our office and manufacturing facility were temporarily closed for about three weeks in early 2020.

The ability of our suppliers, vendors and other partners in our supply chain to timely deliver products was also adversely affected, and may continue to be adversely affected, by the COVID-19 pandemic for similar reasons. The COVID-19 pandemic may impact the manufacturing and sourcing of products and materials in China, as it may result in potential factory closures, inability to obtain raw materials, supply chain disruptions and disruption of transportation of goods produced in China. The COVID-19 pandemic has disrupted supply chain, which has increased our freight costs and delayed our product delivery. Starting in July 2020, our business has recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the outbreak of Omicron variant in Henan province and many other cities in China, including Shenzhen, Xi'an, Shanghai, Nanchang and Taiyuan in 2023. In early December 2023, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2023 and January 2023. Any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Due to the significant uncertainties surrounding any further outbreak or resurgence of COVID-19 and actions that might be taken by governmental authorities, the extent of the future business disruption and the related financial impacts on our business cannot be reasonably estimated at this time.

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local, regional or national economic or social disruptions. These disruptions have included and may in the future include: a slow-down, recession or inflationary pressures in the general economy. reduced market growth rates. tighter credit markets for our suppliers, vendors or customers. a significant shift in government policies. significant social unrest. the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources. or the inability to conduct day-to-day transactions through our financial intermediaries to pay funds to or collect funds from our customers, vendors and suppliers. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected.

Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if we are unable to generate sufficient sales, income and cash flow, it could affect the Company's ability to achieve expected share repurchase and dividend payments.

We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues.

We derive a large portion of our revenues from a few major customers. For the year ended on December 31, 2023, our largest customer accounted for approximately [ ]% of the Company's total revenue. For the year ended on December 31, 2024, our largest customer accounted for approximately [ ]% of the Company's total revenue. There are inherent risks whenever a large percentage of the total revenue is concentrated with one customer. It is not possible for us to predict the future level of demand for our products that will be generated by such customer or the future demand for our products by such customer. If such customer experience declining or delayed demands due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations.  If our largest customer terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We purchase a significant portion of our raw materials from a few major suppliers. For the year ended December 31, 2024, our top four suppliers accounted for approximately [ ]%, [ ]%, [ ]% and [ ]% of our total purchases, respectively, and [ ]% aggregately. For the year ended December 31, 2023, top four major suppliers accounted for approximately [ ]%, [ ]%, [ ]% and [ ]% of our total purchases, respectively, and [ ]% aggregately. If any of these suppliers increase the price for raw materials, we could be pressured to increase our product prices or reduce our profit margin, which could cause us to lose customers and negatively affect our revenues and profit margin.

A significant change in customer relationships or in customer demand for our products could have a significant impact on our business.

We sell most of our products via retail customers, which include mass merchandisers, e-commerce (including social commerce) channels, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, high-frequency stores, pharmacies, electronics stores and professional channels. Our success depends on our ability to successfully manage relationships with our retail trade customers, which includes our ability to offer trade terms that are mutually acceptable and are aligned with our pricing and profitability targets. Continued concentration among our retail customers could create significant cost and margin pressure on our business, and our business performance could suffer if we cannot reach agreement with a key customer on trade terms and principles. Our business could also be negatively impacted if a key customer were to significantly reduce the inventory level of or shelf space allocated to our products as a result of increased offerings of other branded manufacturers, private label brands and generic non-branded products or for other reasons, significantly tighten product delivery windows or experience a significant business disruption.

If the reputation of the Company or one or more of our brands erodes significantly, it could have a material impact on our financial results.

The Company's reputation, and the reputation of our brands, form the foundation of our relationships with key stakeholders and other constituencies, including consumers, customers and suppliers. The quality and safety of our products are critical to our business. Many of our brands have nationwide recognition and our financial success directly depends on the success of our brands. The success of our brands can suffer if our marketing plans or product initiatives do not have the desired impact on a brand's image or its ability to attract consumers. Our results of operations or cash flows could also be negatively impacted if the Company or one of our brands suffers substantial harm to its reputation due to a significant product recall, product-related litigation, defects or impurities in our products, product misuse, changing consumer perceptions of certain ingredients, negative perceptions of packaging (such as plastic and other petroleum-based materials), lack of recyclability or other environmental impacts, concerns about actual or alleged labor or equality and inclusion practices, privacy lapses or data breaches, allegations of product tampering or the distribution and sale of counterfeit products. Additionally, negative or inaccurate postings or comments on social media or networking websites about the Company or one of its brands could generate adverse publicity that could damage the reputation of our brands or the Company. If we are unable to effectively manage real or perceived issues, including concerns about safety, quality, ingredients, efficacy, environmental or social impacts or similar matters, sentiments toward the Company or our products could be negatively impacted, and our results of operations or cash flows could suffer. Our Company also devotes time and resources to citizenship efforts that are consistent with our corporate values and are designed to strengthen our business and protect and preserve our reputation, including programs driving ethics and corporate responsibility, strong communities, equality and inclusion and environmental sustainability. While the Company has many programs and initiatives to further these goals, our ability to achieve these goals is impacted in part by the actions and efforts of third parties including local and other governmental authorities, suppliers, vendors and customers. If these programs are not executed as planned or suffer negative publicity, the Company's reputation and results of operations or cash flows could be adversely impacted.

We rely on third parties in many aspects of our business, which creates additional risk.

Due to the scale and scope of our business, we must rely on relationships with third parties, including our suppliers, distributors, contractors, commercial banks and external business partners, for certain functions. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to the Company or substantial disruptions in the relationships between the Company and these third parties could adversely impact our operations and financial results. Additionally, while we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing our financial, legal, reputational and operational risk.

Our businesses face cost fluctuations and pressures that could affect our business results.

Our costs are subject to fluctuations, particularly due to changes in the prices of commodities (including certain petroleum-derived materials like resins and paper-based materials like pulp) and raw and packaging materials and the costs of labor, transportation, energy, pension and healthcare. Inflation pressures could also result in increases in these input costs. Therefore, our business results depend, in part, on our continued ability to manage these fluctuations through pricing actions, cost saving projects and sourcing decisions, while maintaining and improving margins and market share. Failure to manage these fluctuations could adversely impact our results of operations or cash flows.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.

Our competitors may have much more financial, technological, R&D, marketing, distribution and other resources than we do. They may also have a longer operating history, a larger customer base or wider and deeper market coverage. In addition, when we expand to new markets, we will face competition from new domestic or foreign competitors, which may also enter our current market.

Although we do not compete against other manufacturers and distributors solely based on prices, if our competitors offer their products and services at lower prices, we may be forced to provide aggressive discounts or rebates to our customers and our revenue may decrease.

We may incur net losses in the future.

We had incurred profits of $[ ] and $[ ] in the fiscal years of 2023 and 2023, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. The fiscal year of 2023 and 2023 was dominated by responses to the COVID-19 outbreaks and control measures taken by local government to prevent the spread of COVID-19. We will continue to grow our business, attract customers and partners and further enhance and develop our products and services. Our efforts in new products and business development may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may not be able to maintain profitability.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively affect our operations.

We may decide in the future to finance our business and operations through incurring debt. The incurrence of debt could have a variety of negative effects, including:

  default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations.
  acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant.
  our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.
  diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes. and creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

  The occurrence of any of these risks could adversely affect our operations or financial condition.

Our interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any interim period are not necessarily an indication of future performance. Fluctuations in interim results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our interim financial results include:

  our ability to attract new clients and retain existing clients.
  changes in our mix of products and services and introduction of new products and services.
  the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and manufacturing facility.
  our decision to manage client volume growth during the period.
  the impact of competitors or competitive products and services.
  increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive.
  changes in the legal or regulatory environment or proceedings, or export licensing or enforcement by government regulators, including fines, orders or consent decrees.
  general economic, industry and market conditions. and
  the timing of expenses related to the development or acquisition of technologies or businesses.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand and business effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products and services. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business.
  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits.
  difficulties in retaining, training, motivating and integrating key personnel.
  diversion of management's time and resources from our normal daily operations.
  difficulties in successfully incorporating licensed or acquired technology and rights into our system and products.
  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations.

We may not make any investments or acquisitions, or future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our existing products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor disputes or additional compensation costs.

The remuneration we pay to our employees in general consists of basic salary, subsidy and performance bonuses subject to different departments. In accordance with the Labor Contract Law of People's Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall. where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary for our employees in China has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees' basic salary in time to meet the changing minimum standard. In such cases, we may be faced with labor disputes or additional compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including research and development, sales and marketing, manufacturing, service and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products and services could be damaged, resulting in a material adverse effect on our business.

We do not have any business insurance coverage except for property insurance and workers' compensation insurance.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, the Company and its subsidiaries do not carry any business interruption insurance, product liability insurance or any other business insurance policies except for property insurance and workers' compensation insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, the Company and its subsidiaries may incur uninsured losses, and any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology ('IT') systems to sophisticated and targeted measures known as advanced persistent threats. While we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, management training, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. While no cybersecurity attack to date has had a material impact on our financial condition, results of operations or liquidity, the threat remains and the potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, patents, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with all our employees and officers as well as non-compete agreements with our executive officers to protect our proprietary rights. See 'Business-Intellectual Property'and 'Regulation-Regulation on Intellectual Property Rights.'Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all and we might have to invest on research and development on our own technologies in such areas.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management's time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China's intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, ('Sarbanes-Oxley'). Our senior management does not have experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We rely on our information systems to manage our production and otherwise oversee our operations. Any malfunction of our systems could harm our ability to conduct our business operations.

We depend on a variety of information technology systems for the efficient functioning of our business, including, without limitation, production management, logistics, website, and other aspects of operations. Our technology systems may not deliver desired results or may do so on a delayed schedule. Any improper functioning of our technology systems could cause interruptions or deoptimization of our operations. For example, we rely on the production management software to oversee our production lines. Our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise. phishing. spamming. denial of service attacks. and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, or the recognition of our brand is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that our brand equity is an important competitive edge of ours and has earned us loyal customers. A well-recognized brand is critical to maintaining and expanding our customer base. From time to time, we conduct marketing activities to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new customers, we may need to increase our marketing expenditures. We cannot assure you, however, that such marketing activities and the increased marketing expenditure may yield the brand promotion effect we expect. If we do not continue to maintain and strengthen our brand image and grow the value of our brand, we may lose the opportunity to build a critical mass of users, and our business and operating results may be adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

  alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to employees unlawful actions in business executions.
  false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees.
  Problems and damages caused by our products.
  complaints by our users and customers about our products.
  security breaches of confidential customer or transaction data.
  employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations. and governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar media in China that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

If we fail to offer consumers high-quality products or fail to maintain the quality of our products once they are in circulation, our business, reputation, results of operations and financial condition will be materially and adversely affected.

Offering high-quality products is essential to the success of our business. To ensure that we can continually offer high quality products to consumers, we have a quality assurance team that establishes, communicates and monitors quality standards by product category. Despite the fact that we have implemented a host of quality control measures, we cannot assure you that our products will not have any quality issues in the future. Any product quality issue may result in claims, lawsuits, fines, penalties and negative publicities, and loss of customers confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. A product recall or an issue related to product liability, product defect or personal injury may damage our reputation and brand image.

Additionally, new laws and regulations may impose additional requirements and other obligations on our business, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

The operations of the Company are located in the PRC. Accordingly, the Company's business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, cybersecurity, anti-monopoly, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things, and such change of rules and policies can happen quickly with little advance notice.

The Company's sales, purchases and expense transactions are mostly in RMB, and all of the Company's assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition,in the past,the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China's economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Furthermore, we and our China-based operating entities, as well as our investors, face uncertainty about future actions by the Chinese government that could significantly affect our financial performance and operations. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

As of the date of this prospectus, there are no laws, regulations or other rules requiring our China-based operating entities to obtain permission or approvals from Chinese authorities to offer securities to foreign investors or list on U.S. exchanges, and neither we nor our China-based operating entities have received or were denied such permission. However, there is a risk that we or our China-based operating entities will not receive or be denied permission from Chinese authorities to offer our securities to foreign investors or list on U.S. exchanges in the future, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products, our profitability and results of operations may be materially and adversely affected.

In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. In addition, pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee's probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended and became effective on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019 and came into effect on the same day. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employee's different social insurance, including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be involved in labor-law related disputes, required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Our WFOE is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of many laws,regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly-owned WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our operating entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Each of our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Any limitation on the ability of WFOE to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our WFOE.

Any loans by us to our WFOE, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to WFOE to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance WFOE by means of capital contributions. These capital contributions must be filed with the PRC Ministry of Commerce or its local counterpart. With respect to the proceeds we expect to receive from this offering, they will be a capital contribution or a loan to our subsidiaries in China. If it is a capital contribution, the PRC subsidiaries would, within 30 days from the occurrence of the change in registered capital and total investment amount, fill in and submit online a 'Filing Declaration Form for Change of Foreign Investment Enterprise'and related documents, and complete filing formalities for the change through the integrated management system. In addition, we will finance the activities of our operating subsidiaries with the proceeds from this offering in RMB.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Such requirements are also known as the 'payment-based foreign currency settlement system'established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59 and another supplemental circular on July 18, 2011, known as Circular No. 88, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations, or FDI registration, from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations. For any entity that fails to comply with the FDI registration requirements of the SAFE Notice 13, the SAFE would conduct business control over the capital account information system of such entity, and banks would not carry out foreign exchange businesses under the capital account for such entity. After the non-compliant entity submitting the satisfied information and reasons to the SAFE as required, the SAFE would cancel business control. But the entity violating foreign exchange regulations would be subject to administrative punishment according to the SAFE Notice 13.

On March 30, 2015, SAFE issued the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises ('SAFE Circular 19'), which became effective on June 1, 2015, and which abolished the application of SAFE Circular 142, Notice 13 and Circular No. 88 when it becomes effective. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the 'conversion-at-will'of the foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of the foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as 'Settled but Pending Payment Account,'and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the following negative list: (a) directly or indirectly for expenditures outside of its business scope or expenditures prohibited by national laws and regulations. (b) directly or indirectly for investment in securities, except as otherwise prescribed by applicable laws and regulations. (c) directly or indirectly for the disbursing RMB entrusted loans (other than as permitted in its business scope). (d) for repayment of inter-corporate borrowings (including money advanced by third parties) and the repayment of certain RMB bank loans that have been sub-lent to third parties. and (e) for the expenditures related to the purchase of real estate which is not for self-use, unless it is a foreign-invested real estate enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142 or SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOE or with respect to future capital contributions by us to our WFOE. As of the date of this prospectus, [ ] is under the process of the FDI registration. However, we cannot assure you the completion of the FDI registration. Failure of [ ]'s FDI registration may result in restrictions on the settlement of the foreign exchange of [ ], and our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory interferences. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our Ordinary Shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Because we are a Hong Kong corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Hong Kong and conduct our operations primarily in China. All of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Hong Kong and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See 'Enforceability of Civil Liabilities.'

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or 'Article 177,'which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB's determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong and mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant's auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2023, a legislation entitled 'Consolidated Appropriations Act, 2023'(the 'Consolidated Appropriations Act'), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the 'Commission-Identified Issuers'). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2023.

On December 16, 2021, the PCAOB issued its determinations (the 'Determination') that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2023, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China governing inspections and investigations of audit firms based in China and Hong Kong.  On December 15, 2023, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB's access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm's audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues from domestic sales and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our operating entities is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive principally all of our revenues in RMB. Under our current corporate structure, our company in the Hong Kong will rely on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

The filing with the China Securities Regulatory Commission ('CSRC') is required in connection with this offering under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for this offering.

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market. b) an issuer making an overseas securities offering after having been listed on an overseas market. c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control. (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities. (iii) change of listing status or transfer of listing segment. or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules, including the public offering pursuant to this registration statement. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will receive any comments from CSRC on its filing or may be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

If our shareholders who are PRC residents or entities do not complete their registration as required, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOE.

Our major shareholders who are PRC residents are currently undergoing registration process required under SAFE Circular 37. However, we cannot provide assurance of successful registration. Also, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our Company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. Failure or inability of the relevant shareholders and entities to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, limitations on our ability to contribute additional capital to our WFOE and WFOE's ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a 'de facto management body'within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term 'de facto management body'as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the 'de facto management body'of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the 'de facto management body'test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its 'de facto management body'in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC. (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC. (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC. and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See 'Taxation-People's Republic of China Taxation.'However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term 'de facto management body.'As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

In addition to the uncertainty as to the application of the 'resident enterprise'classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company's operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide products or services to us or with whom we associate, especially those entities located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on NASDAQ.  If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

  the perception of U.S. investors and regulators of U.S. listed Chinese companies.
  actual or anticipated fluctuations in our operating results.
  changes in financial estimates by securities research analysts.
  negative publicity, studies or reports.
  our capability to catch up with the technology innovations in the industry.
  announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments.
  addition or departure of key personnel.
  fluctuations of exchange rates between RMB and the U.S. dollar. and general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid by existing shareholders for their Ordinary Shares on a per Ordinary Share basis. As a result, you will experience immediate and substantial dilution of $[ ] per Ordinary Share, representing the difference between (i) our as adjusted net tangible book value per Ordinary Share of $[ ] as of [ ] , after giving effect to this offering, and (ii) the assumed initial public offering price per share of $[ ] per Ordinary Share. See 'Dilution'for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Hong Kong law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current Memorandum and Articles of Association and by the Companies Act (2023 Revision) and common law of the Hong Kong. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Hong Kong law are to a large extent governed by the common law of the Hong Kong. The common law of the Hong Kong is derived in part from comparatively limited judicial precedent in the Hong Kong as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Hong Kong) are binding on a court in the Hong Kong. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Hong Kong. The rights of our shareholders and the fiduciary responsibilities of our directors under Hong Kong law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Hong Kong has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Hong Kong companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Hong Kong courts are also unlikely to impose liabilities against us in original actions brought in the Hong Kong, based on certain civil liability provisions of United States securities laws.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

  we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company.
  for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies.
  we are not required to provide the same level of disclosure on certain issues, such as executive compensation.
  we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

  we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act. and we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any 'short-swing'trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to

U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Hong Kong, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

As an 'emerging growth company'under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an 'emerging growth company', as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not 'emerging growth companies', including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

  At least 75% of our gross income for the year is passive income. or
  The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see 'Taxation United States Federal Income Taxation Passive Foreign Investment Company.'

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an 'emerging growth company.'

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. We are an 'emerging growth company,' as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an 'emerging growth company,'or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 unrestricted round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% of the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward- looking statements are contained principally in the sections entitled 'Prospectus Summary','Risk Factors','Management is Discussion and Analysis of Financial Condition and Results of Operations'and 'Business.'Known and unknown risks, uncertainties and other factors, including those listed under 'Risk Factors,'may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as 'may,''will,''expect,' 'anticipate,''aim,''estimate,''intend,''plan,''believe,''is/are likely to,''potential,''continue'or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  our goals and strategies.
  our future business development, financial conditions and results of operations.
  fluctuations in interest rates.
  our expectations as to increase of customers and users of our products.
  our expectations regarding demand for and market acceptance of our products and services.
  our expectations regarding our relationships with suppliers and logistic companies.
  competition in our industry.
  relevant government policies and regulations relating to our products and industry. and impact of COVID-19 on our business and financial conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in 'Risk Factors,''Management's Discussion and Analysis of Financial Condition and Results of Operations,''Business,' 'Regulation'and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward- looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect

 USE OF PROCEEDS

Based upon an initial public offering price of $[       ] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, underwriter non-accountable expense allowance, and the estimated offering expenses payable by us, of $[       ] if the Underwriter does not exercise its over-allotment option, and $[       ] if the Underwriter exercises its over-allotment option in full.

We plan to use the net proceeds of this issue as follows: (1) approximately []. (2) approximately []. (3) approximately []. and(4) for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See 'Risk Factors-Risks Related to our Ordinary Shares and this Offering and -You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.'

In utilizing the proceeds of this issue, according to Chinese laws and regulations, we can only provide funds to our Chinese subsidiaries through loans or investment. On the premise of meeting the applicable requirements for government registration and approval, we can provide inter-company loans to our Chinese subsidiary within the statutory limit or provide additional capital contributions to our Chinese subsidiaries to finance their capital expenditure or working capital. We cannot assure you that if we do, we will be able to obtain the government registration or approval in time. See 'Risk Factors - Risks Related to Doing Business in China - PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We plan to use approximately $[ ] million out of the proceeds to pay the costs and expenses associated with being a public company. This portion of the offering proceeds will be immediately available to us following the closing of the offering as it will not be remitted to China.

Approximately $[       ] million of the proceeds will be immediately remitted to China following the completion of this offering to fund the registered capital of the WFOE. Except that, in using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE in China only through loans or capital contributions and to our consolidated variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our WFOE in China or make additional capital contributions to our wholly-foreign-owned subsidiaries to fund its capital expenditures or working capital. For an increase of registered capital of our WFOE, we need to file with MOFCOM or its local counterparts. If we provide funding to our WFOE through loans, the total amount of such loans may not exceed the amount that equals to 2.5 times of the shareholders equity of the borrower. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

See 'Risk Factors-Risks Related Doing Business in China-PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.'

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Hong Kong law, a Hong Kong company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our WFOE.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Gewang International only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiary are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Gewang International Industrial Holding Group Inc may be considered a non-resident enterprise for tax purposes, so that any dividends our WFOE pays to Gewang International Industrial Holding Group Inc may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See 'Taxation-People's Republic of China Enterprise Taxation.'

In order for us to pay dividends to our shareholders, we will rely on payments made by our operating subsidiaries, and the distribution of such payments to Gewang International from Gewang International Industrial Holding Group Inc as dividends from WFOE. If our operating subsidiaries in China incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement and other applicable PRC laws, the 10% withholding tax rate may be lowered to 5% if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends. and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in general, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our WFOE to its immediate holding company, Gewang International. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Soft to HK intends to apply for the tax resident certificate if and when WFOE plans to declare and pay dividends to Softto HK.

See 'Risk Factors-Risks Relating to Doing Business in China- We rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material adverse effect on our ability to conduct our business.'

CAPITALIZATION

The following tables set forth our capitalization as of December 31, 2024:

  on an actual basis.
  on an unaudited adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[ ] per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with 'Use of Proceeds,''Summary Consolidated Financial and Operating Data,''Management's Discussion and Analysis of Financial Condition and Results of Operations'and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2024
Stockholders' Equity		Actual*		As adjusted
(Unaudited)

Ordinary Shares, par value $0.0001 per share, 2,169,444.44 shares authorized, [ ] shares issued and outstanding on an actual basis*, [  ]shares issued and outstanding on an adjusted basis (assuming [  ] shares to be issued in this offering)

	$		$
Additional paid-in capital
Statutory reserves
Retained earnings
Accumulated other comprehensive loss
Total Stockholders' Equity
Total Capitalization	$		$

* Shares and per share data are presented on a retroactive basis to reflect the recapitalization on [ ], 2026.

If the Underwriter's over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) Ordinary Shares would be [ ] shares, (ii) additional paid-in capital would be $[ ] (iii) total stockholders equity would be $[ ] and (iv) total capitalization would be $[ ].

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2024, was $[ ], or $[ ], per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

Dilution to New Investors if the Offering Amount is Sold without Exercise of the Over-allotment Option

After giving effect to our sale of [  ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[  ] per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2024, would have been $[  ] million, or $[  ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[ ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[  ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

No Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of December 31, 2024
Increase in net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[     ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[     ] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[     ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[     ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors
Total

Dilution to New Investors if the Offering Amount is Sold with Full Exercise of the Over-allotment Option

After giving effect to our sale of [     ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[     ] per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2024, would have been $[     ] million, or $[     ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[     ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[     ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of December 31, 2024
Increase in net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[     ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[     ], the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[     ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[     ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors
Total

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into U.S.dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period.RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The Company's financial information is presented in U.S. dollars. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People's Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, 'Foreign Currency Matters'. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholder's equity. Cash flows from the Company's operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2024 and 2025 were RMB1 for $[7.29 ] and $[7.02 ], respectively. The average exchange rates for the years ended December 31, 2024 and 2025 were RMB1 for $[7.12 ] and $[7.14 ], respectively.

As of [May ], 2026, the exchange rate was RMB 1 to $[6.83 ].

INFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Hong Kong in order to enjoy the following benefits:

  political and economic stability.
  an effective judicial system.
  a favourable tax system.
  the absence of exchange control or currency restrictions. and the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Hong Kong. These disadvantages include, but are not limited to, the following:

The Hong Kong has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors. and

Hong Kong companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

[ ], our counsel as to Hong Kong and [ ] Law Offices, our counsel as to PRC law have advised us, respectively, that there is uncertainty as to whether the courts of the Hong Kong and China, respectively, would:

  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. or entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Hong Kong

We have been advised by [ ] that although there is no statutory enforcement in the Hong Kong of judgments obtained in the federal or state courts of the United States (and the Hong Kong are not a party to any treaties for the reciprocal enforcement or recognition of such judgements), a judgment in personam obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Hong Kong at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Hong Kong, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) has not been obtained by fraud. and (vi) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Hong Kong.

There is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the

United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Hong Kong as penal or punitive in nature. If such a determination is made, the courts of the Hong Kong will not recognize or enforce the judgment against a Hong Kong company or its directors and officers. Because the courts of the Hong Kong have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Hong Kong.

PRC

[ ] Law Offices has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Hong Kong that provide for the reciprocal recognition and enforcement of foreign judgments.

CORPORATE HISTORY AND STRUCTURE

[ ] ('[ ]'or the 'Company') is an exempted company incorporated in the Hong Kong with limited liability on [ ] as a holding company. The Company, through its operating subsidiaries in China manufactures and sells e-commerce platform products.

[ ] is a holding company incorporated in the Hong Kong on [ ]. [ ] established its directly wholly owned subsidiary [ ], a company on [ ]. [ ] established its directly wholly owned subsidiary [ ], a Hong Kong company, on [ ]. [ ] established a wholly foreign-owned subsidiary [ ] in China, on [ ]. [ ] and its subsidiaries have no material operations. Thereafter, we conduct our operations primarily through [ ] and [ ].

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong. Details of the subsidiaries of the Company are set out below:

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the Underwriter:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under 'Risk Factors'and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors, which include, among other things:

  The PRC's overall economic growth.
  Economic growth of our international markets, including Americas, and Asia-Pacific.
  Changes in regulations, politics, trade policies, and foreign exchange rates.
  Per capita disposable income. and
JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an 'emerging growth company'and under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the 'probability of default'by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing RMB denominated bank borrowings, which is mainly concentrated on the fluctuation of interest rates quoted by The People's Bank of China. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Most of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY OVERVIEW

1. Industry Overview

Laundry and dyeing services refer to professional business services such as washing, ironing, dyeing, weaving, and care of leather products for clothing and textiles.

The washing and dyeing industry includes washing and dyeing services, washing equipment and chemicals, auxiliary material production, and related fields, and belongs to a relatively complex service industry.

Since the spirit of the "Guiding Opinions of the General Office of the State Council on Accelerating the Development of Life Service Industry and Promoting the Upgrading of Consumption Structure" (State Council Document

[2015] No. 85) and the guidance of the Ministry of Commerce's "Thirteenth Five Year Plan for the Development of Resident Life Service Industry" in 2016, as well as the promotion of matching policies in various regions,significant results have been achieved in the stable and healthy development of China's washing and dyeing industry. Currently, the total business volume of the entire industry is about 200 billion yuan.

The Ministry of Commerce issued the "Management Measures for the Laundry and Dyeing Industry", "Service Operation Standards for the Laundry and Dyeing Industry", "Quality Requirements for Laundry and Dyeing Industry

Services", and "Compliance Conditions for Laundry and Dyeing Stores" from 2007 to 2019.

Multiple industry management measures, including the "Quality Requirements for Clothing Washing" and the "National Dispute Resolution Measures for Laundry and Dyeing Services (Trial)", are gradually regulating industrybehavior and guiding the industry towards healthy, orderly, high-level, and high-quality development goals.

Chinese washing and dyeing enterprises are gradually forming branded laundry enterprises with independent intellectual property rights in their branding; The manufacturing industry of washing equipment should gradually narrow the gap with the world's advanced level; The chemical and auxiliary material supply industry needs to increase its technological content and narrow the technological gap with similar foreign products.

Looking at the current situation of laundry both domestically and internationally, standardized models, branded models, and chain operations are inevitable trends in the development of the laundry industry.

It relies on high-quality washing equipment, fast and efficient washing services, modern operating procedures, new business concepts, and highly transparent operating methods.

It not only brings businesses closer to customers and gains their trust, but more importantly, it has gained a broad market. It will undoubtedly become the development direction of China's laundry industry in the future.

2. Market size

The industry in which the company operates can be classified as "O79 Residential Service Industry" according to the latest "Classification Guidelines for Listed Companies" issued by the China Securities Regulatory Commission, and according to the "Classification of National Economic Industries" issued by the National Bureau of Statistics(GB/T4754-2011) can be classified as "O7930 Laundry and Dyeing Service Industry" under "O79 Residential Service Industry", which also includes the production and sales of daily chemical products such as detergents.

The clothing cleaning and care market is the largest segmented market in China's home cleaning and care market,
The retail sales in 2019 were 67.8 billion yuan, accounting for the overall market of household cleaning and care in 2019.61.2% of the market share. The Chinese clothing cleaning and care market has increased from 56.3 billion in retail sales in 2015.

The yuan has increased to 67.8 billion yuan in 2019, with a compound annual growth rate of 4.8%. It is expected that the market will expand by 2022.
The scale will exceed 70 billion yuan (China Business Intelligence Laundry Industry Report 2019).

Retail scale of China's clothing cleaning and care market
(in billions of yuan)
1000
800
600
400
200
0
563
595
624
647
678
704
2015
2016
2017
2018
2019
2020E
Drawing: China Business Intelligence Network（www.askci.com)

From the perspective of product structure, China prefers laundry detergent and laundry detergent, with market shares of 53.5% and 29.5% respectively in 2019. In contrast, the market share of laundry detergent and laundry soap is less than 10%, accounting for 7.8% and 9.1% respectively.

Retail market share of major clothing cleaning and care products in China

7.7%
8.8%
40.1%
43.4%
Laundry detergent
Washing powder
Washing liquid
Laundry soap

Drawing: China Business Intelligence Network（www.askci.com)

Due to its strong convenience and fewer post wash issues, Chinese consumers have gradually shifted from relying on laundry detergent to increasingly favoring laundry detergent. The retail sales of the laundry industry reached 16.6 billion yuan in 2015, and increased to 27.2 billion yuan in 2018, with a compound annual growth rate of 13.1%.

Retail scale of laundry detergent in ChinaMarket size
(in billions of yuan)
320
240
160
80
0
166
190
225
251
272
292
2015
2016
2017
2018
2019
2020E
Drawing: China Business Intelligence Network（www.askci.com)

As of 2019, the penetration rate of laundry detergent in China (i.e., the percentage of retail sales value of laundry detergent retail sales) was 44.0%, which is much lower than other major economies such as Japan (79.5%) and the United States (91.4%), indicating that there is still room for laundry detergent to replace laundry detergent in the Chinese laundry market.

The penetration rate of laundry detergent will continue to increase, reaching 58.6% by 2024, which shows that the laundry detergent market has huge potential. It is estimated that the market size of laundry detergent will approach 30 billion yuan in 2022.

3. Upstream and downstream industrial chain

Laundry products, as essential fast-moving consumer goods in daily life, have the characteristic of rigid demand, and there is no risk of replacement or decline in the foreseeable future. Relying on its huge population base, China has already become one of the world's largest consumer markets for laundry products. The industrial chain in which the service industry operates can be divided into three parts: upstream suppliers, midstream central laundry factories, and downstream customers.

(1) Upstream suppliers: washing and ironing equipment manufacturers, energy (industrial water, steam, electricity, etc.) suppliers, chemical material (various washing and bleaching agents, disinfectants, etc.) manufacturers, textile processing manufacturers, and clothing design and production manufacturers. On the one hand, upstream suppliers provide rental public textile processing and manufacturing, as well as design and production of work uniforms.
On the other hand, they provide industrial washing services.
The equipment, energy, and raw materials required during the process.

(2) Midstream Central Laundry: refers to manufacturers or store service providers that provide industrial washing and public textile rental services. Due to the strong time requirements and transportation cost limitations of downstream customers for the washing services of most public textiles and uniforms, the regional characteristics of manufacturers providing industrial washing and public textile rental services are obvious, mostly in the form of central laundry factories. Central laundry refers to providing washing services to customers within a certain service radius centered around the laundry factory.

The central laundry factory adopts large-scale automated washing equipment and efficient sorting equipment, and achieves standard, efficient, and low-carbon washing services through logistics technology and energy efficiency comprehensive utilization technology. With the increase in the number of stores and the development of personnel services, the central laundry factory provides standardized washing, which can greatly improve its work efficiency, reduce transportation costs, and the service radius will continue to expand.

(3) Downstream customers: residential areas, enterprises, institutions, accommodation, catering, and bathing industries that have a demand for leather, high-end clothing, and other textile washing. At present, we mainly focus on community residents.

4. Competitive landscape

Most of the washing products in the market are strong acid and strong alkaline, while the washing products manufactured by our company are weak acid and weak alkaline.

With the progress of the economy and society and the gradual deepening of environmental protection concepts, the development model mainly relying on quantitative expansion is no longer able to meet the requirements of the new market environment. In today's fiercely competitive market, how to seek new development opportunities is a problem that the domestic detergent industry must face.

From the current situation, low-carbon will be the necessary path for detergent companies to achieve sustainable development. Specifically, the future development of China's detergent industry will be liquid and concentrated
The main theme is green and safe.

At present, there are competitors in the market for the central laundry and care factory model, such as Jiangyi Laundry and Tiantian Laundry.

Tiantian Laundry has less than 50 stores in Guangdong and is a small-scale operation. Jiangyi Laundry adopts the model of placing laundry cabinets in the community, which solves the problems of high rental and labor costs.

This model is worth learning from, but they do not have their own research and development capabilities for laundry products and are also small-scale operations. The three central laundry factories are the main competitors.

5. Development Trends

With the attainment of a moderately prosperous standard of living and the improvement of community construction, large enterprise groups, government organizations, hotels, restaurants, hospitals, schools and other units have become more visualized and modernized, resulting in the entrusted leasing of professional clothing, and clothing has entered the mid to high end development (which cannot be adapted to home washing).

Washing and dyeing services will tend towards socialization and specialization; With the massive gathering of advanced equipment, cutting-edge technology, outstanding talents, scientific management, and high-quality services, the washing and dyeing industry is bound to move towards scale, large-scale, and high-end development; At the same time, the chain operation of enterprise brand, green management, informationization of enterprise management, and demonstration of enterprise reputation will also be the inevitable trend of the development of the washing and dyeing industry.

The specific trends are mainly reflected in:

(1) The "the Belt and Road" policy is deeply rooted in the hearts of the people, and the development of the industry has new vitality

The strategic objective of the "the Belt and Road" is to build a community of interests, a community of shared future and a community of responsibility with political mutual trust, economic integration and cultural inclusiveness, with the participation and support of nearly 60 countries.

Some enterprises in China's washing industry have cooperated with enterprises from countries along the Belt and Road. In the 2016 National Washing Industry Promotion Activity organized by the relevant competent departments of the Ministry of Commerce, 73 industry brands were commended by relevant domestic departments, half of which have foreign investment backgrounds. Shanghai Shenguang Washing Machinery Company signed a cooperation agreement with Girbau, a well-known Spanish washing equipment manufacturer, because Ms. Messi, the CEO of Girbau Group, started cooperating with China after watching the news of President Xi Jinping's visit and listening to relevant speeches.

The completion and operation of Shanghai Guinness World Studios and the laundry cooperation central factory have also given China's laundry industry the world's most advanced modern laundry factory. The national "the Belt and Road" development strategy has provided a huge space and injected vitality into the development of China's washing industry enterprises.

(2) Improve service quality with standardization as the goal

The standardization system construction of China's washing industry has further developed from 2015 to 2016. The Ministry of Commerce, the National Standards Committee, and the washing industry have analyzed the standardization issues and conducted research and adjustments on the construction of the industry's standardization system, proposing corresponding solutions.

(3) Strengthen talent training and promote the professionalization process of the industry

The Guiding Opinions of the General Office of the State Council on Accelerating the Development of Life Service Industry and Promoting the Upgrading of Consumption Structure (Guobanfa [2015] No. 85) require that relevant competent departments of the life service industry should formulate corresponding professional development plans in the field.

Encourage higher education institutions and secondary vocational schools to establish relevant life service industry majors and expand the scale of talent cultivation. Encourage institutions of higher learning and vocational colleges to cooperate with Internet enterprises, connect online and offline education resources, and explore new ways of vocational education and training services.

(4) Enhance environmental awareness and promote intensive development

Based on the classification of national economic industries, we will urgently study and formulate statistical classifications for the life service industry and its key areas, improve the statistical system and indicator system, and clarify the statistical tasks of relevant departments.

Establishing a sound inter departmental information sharing mechanism and gradually establishing a regular information release system for the life service industry is a basic requirement in the policy measures section of the "Guiding Opinions of the General Office of the State Council on Accelerating the Development of the Life Service Industry and Promoting the Upgrading of Consumption Structure" (issued by the State Council), as well as a safeguard measure in the "Thirteenth Five Year Plan for the Development of Resident Life Service Industry" of the Ministry of Commerce.

Various regions actively responded to the call, took the initiative to carry out work, and achieved certain results. The China National Chemical Industry Council took the initiative to negotiate with the Science and Technology Department of the Ministry of Environmental Protection on the proposal of the "

Technical Requirements for Environmental Labeling Products - Laundry Stores" standard, and put forward the requirements for standard formulation.

(5) Provide high-quality services and promote brand building

Chain operation and standardized management: Whether it is the strong entry of foreign laundry brands or the rapid rise of domestic laundry enterprises, they often develop rapidly through chain franchising, which will become a highlight of the development of China's laundry industry.

Create a good atmosphere for the whole society to attach importance to the quality of washing services and build the "China Service" brand. Encourage washing service enterprises to take service quality as the foundation of their business, adhere to quality first, operate with integrity, strengthen their sense of quality responsibility, enhance their professional spirit and skills of loving and dedicating themselves to their work, and improve their professional quality.

The competent department of the Ministry of Commerce attaches great importance to the brand building of the washing industry. The "National Commercial and Trade Service Industry Quality Service Activity" advocated by the organization has been widely supported and recognized by government departments at all levels and all sectors of society for many years.

(6) Spread advanced technological concepts and serve consumers through modern information methods

Relevant competent departments of the Ministry of Commerce attach great importance to the construction of information platforms. In this era of highly developed Internet, especially mobile Internet, the role of information platforms represented by e-commerce and WeChat public platforms has also been highly valued by the industry.

At present, there are nearly a hundred WeChat public platforms with a certain amount of traffic in the national laundry industry service, with a user base of nearly 120 million people. They spread a massive amount of industry information every day, most of which are beneficial for improving laundry technology and management methods. There are also many service platforms that explain laundry knowledge to consumers, greatly facilitating people's lives. Among them, the service platforms of the China National Laundry Commission, some local associations, and brand enterprises play a good role.

6.Technological Innovation Driving Changes

Big Data and Personalized Services
During the development of the industry in the past three years, big data technology has become a key force in driving the upgrading of personalized services. The massive user data accumulated by platforms covers multi-dimensional information such as browsing history, purchase records and search keywords.

Through in-depth mining and analysis, accurate user profiles are constructed. The click-through rate of personalized recommended content exceeds 60%, and the conversion rate is nearly 40% higher than that of traditional universal recommendations, significantly shortening users selection paths, improving the shopping experience and demonstrating the powerful effect of big data in enabling precision marketing.

7. Intelligent Logistics and Supply Chain Optimization

Intelligent logistics, as another core driving force for industry changes, has reshaped the whole process of the supply chain. In the past three years, logistics enterprises have accelerated the introduction of cutting-edge technologies such as the Internet of Things, artificial intelligence and robots to realize intelligent management and control of warehousing, transportation and distribution. JD Logistics, relying on its independently developed warehousing management system, enables intelligent robots to accurately sort goods, with an efficiency more than three times higher than that of manual work.

In the transportation link, big data is used to optimize route planning, increasing the vehicle load rate by 20%. The delivery time has been shortened from "next-day delivery" to "half-day delivery" or even "hourly delivery", greatly reducing logistics costs while improving consumers'experience of timely receipt of goods and laying a solid foundation for high-intensity operations such as peak season promotions.

8. Diversified Evolution of Business Models

The New Chapter of Online-Offline Integration
The online-offline integration (OMO) model has emerged vigorously, breaking the boundaries of laundry service.

Consumers can choose laundry service on the spot and have it processed and tasted immediately. When ordering through the online APP, relying on the front warehouses of the stores, it can achieve 30-minute express delivery within a 3-kilometer radius.

The products, inventories and member systems of online and offline are interconnected, and the two-way drainage effect is remarkable. Within one year of opening, the proportion of online orders in the stores exceeded 60%, and the monthly average offline customer flow increased by 20%, reshaping consumers laundry service purchasing habits and injecting vitality into the innovation of laundry service formats.

9. The Synergy of laundry service and Membership System

laundry service and the membership system have achieved in-depth synergy, opening up new growth paths. Users initiate group buying and share it in the social circle, expanding new customers at a low cost through social fission. The daily active user number of the platform has doubled in three years.

Paid members enjoy exclusive subsidies, the privilege of skipping group buying and other privileges, and the member repurchase rate exceeds 75%. With high-frequency social interactions, it enhances user stickiness and drives the continuous increase of the platform's transaction scale, becoming an innovative example of laundry service business models.

10 Sustainable Development Becoming a New Guideline

The concept of sustainable development has deeply penetrated the laundry service field, and green laundry service has become prevalent. Many enterprises have fulfilled their environmental protection responsibilities in aspects such as packaging, logistics and products.JD Logistics has put into use more than 10,000 new energy delivery vehicles, reducing carbon emissions in the delivery process by 40%.

Brand merchants have increased the research, development and promotion of green products. The sales of the "Green Home Appliances" category on Tmall has increased by an average of 50% annually in the past three years, meeting consumers' environmental protection needs while helping to achieve the dual-carbon goals.

11.Fulfillment of Social Responsibilities

The awareness of social responsibility of laundry serviceenterprises has become prominent, and they have made efforts in multiple aspects such as helping agriculture and supporting small enterprises. Taobao's "Village Live Broadcast Plan" has covered more than 2,000 counties across the country in three years, helping agricultural products to move upward, with the annual growth rate of e-commerce sales of agricultural products exceeding 30%, broadening the channels for farmers to increase their income. Douyin E-commerce has launched the "Small and Medium-sized Enterprise Escort Plan", providing flow support and training empowerment for small and micro enterprises. More than 500,000 small and micro enterprises have benefited, and their annual sales have increased by an average of 80%, demonstrating the social value of the laundry service industry and promoting the balanced development of the economy.

12. Future Outlook and Strategic Recommendations

Looking ahead, the membership-based intelligent cleaning and care industry has a bright future, and its market scale is expected to continue to expand. As the consumption power of young consumer groups is gradually released and consumption demands are upgraded to high quality and personalization, it is expected that in the next five years, the global membership-based intelligent cleaning and care market scale will expand at an average annual growth rate of about 15%, and is expected to exceed 10 trillion US dollars by 2029. As a growth pole, the Chinese market, relying on its huge consumption base and innovative vitality, is expected to have a scale growth rate of more than 20%, reaching a new level of 5 trillion yuan in 2027.

Technological innovation will become the core driving force, with cutting-edge technologies such as artificial intelligence, the Internet of Things and blockchain deeply empowering. Intelligent customer service can accurately answer inquiries, intelligent product selection meets diverse needs, and blockchain ensures the traceability of products and data security, comprehensively improving the shopping experience and operational efficiency. The integration of virtual reality (VR) and augmented reality (AR) technologies creates immersive shopping scenes, allowing consumers to personally experience product trials without leaving home, changing the consumption decision-making chain.

The innovation and iteration of business models will continue. The online-offline integration will move from preliminary collaboration to in-depth integration. Offline stores will transform into experience centers, front warehouses and self-pickup points. The data of online and offline members, marketing and inventories will be interconnected in real time, with multiple fulfillment methods such as instant delivery and in-store pickup to meet the demands of instant and experiential consumption. Social intelligent cleaning and care and the membership system will be deeply bound.

Through social fission, new customers will be expanded exponentially. The precise operation of member communities will precipitate private domain traffic. Driven by word-of-mouth and interaction, high repurchase rates and high stickiness will be achieved, giving birth to more segmented and characteristic membership-based intelligent cleaning and care new species and continuously rewriting the industry competition pattern.

13. Recommendations for Enterprise Strategies

precise strategic layout is the key to success. Strengthen differentiated positioning, focus on specific segmented product categories or niche interest fields, such as focusing on organic food, trendy toys and collectibles, high-end pet care, etc. Deeply cultivate the supply chain, select exclusive products, and create differentiated membership rights and interests. Break through the encirclement of giants with unique value propositions and accumulate loyal members.

Deeply cultivate technological empowerment, increase investment in research and development, independently build or cooperate to introduce intelligent recommendation, precision marketing and supply chain optimization systems, deeply mine user data, present personalized product recommendations and customized promotions for members, optimize shopping decisions with technology and improve operational efficiency. Explore the application and implementation of new technologies, and create cutting-edge shopping experiences through innovative interactions such as VR live streaming with goods and shopping assisted by smart wearable devices to enhance the technological sense of the brand.

Business

Our company stands as a laundry service focusing on washing and dyeing industry, manufacturing and selling washing equipment, and producing and selling laundry chemicals and leather care materials; A group enterprise integrating laundry technician training, leather care technician training, washing and dyeing skill appraisal, and washing and care industry chain

Our Products

1. Main product types
Washing and care services: clothing/luxury goods maintenance, home and enterprise washing and care solutions, production and sales of cleaning products; Gross profit of 70%.
Intelligent devices: central factory intelligent sorting system, household washing equipment sales: gross profit of 60%.

2.Sales and channel strategy
Omnichannel coverage: direct stores+online platforms+strategic partner enterprises (banks, real estate, logistics)+B2B group buying;
Differentiated drainage: increase customer unit price through "washing and care+value-added services" (such as luxury care, health therapy);
Global layout: export technology and equipment along the "the Belt and Road" based on the Chinese market.

3.Characteristics of Profit Structure
Scale effect: The cost of washing and maintenance services and equipment sales is diluted through the franchise system, and standardized output improves profit margins;
Light asset collaboration: Online platforms are linked with central factories to reduce operating marginal costs.

Our Customers

Relying on more than 30 years of localized operation, Gewang Group has won the love of customers. The following are some channels and customers of cooperative units:

  Jilin Mobile Company VIP Customer Care Service
  China Post Group Co., Ltd. Changchun Branch
  Changchun Mobile Company's Cleaning and Care Services
  Mobile communication cleaning and care services
  School and College User Care Services
  Fresh fruit and vegetable washing and care services for users
  Some government agencies and organizations provide laundry and care services
  Jiutai Rural Commercial Bank and Bank of China's laundry and care services
  Newly developed real estate clothing store Fur shop Shoe store customer care service
  Jilin Pharmacy Laundry and Care Services
  unionpay
  Fengchao Cleaning and Care Service
  Baidu Pangu Washing and Care Service
  Poly Real Estate Cleaning and Care Services

 Our Suppliers

1. Main product types

Washing and care services: clothing/luxury goods maintenance, home and enterprise washing and care solutions, production and sales of cleaning products; Gross profit of 70%.
Intelligent devices: central factory intelligent sorting system, household washing equipment sales: gross profit of 60%.

2. Sales and channel strategy

Omnichannel coverage: direct stores+online platforms+strategic partner enterprises (banks, real estate, logistics)+B2B group buying;
Differentiated drainage: increase customer unit price through "washing and care+value-added services" (such as luxury care, health therapy);
Global layout: export technology and equipment along the "the Belt and Road" based on the Chinese market.

3. Characteristics of Profit Structure

Scale effect: The cost of washing and maintenance services and equipment sales is diluted through the franchise system, and standardized output improves profit margins;
Light asset collaboration: Online platforms are linked with central factories to reduce operating marginal costs.

Sales and Marketing

1.marketing model

The company mainly expands its market and undertakes business through online product sales, offline direct and franchise stores, self-service cabinets, and other models. In the later stage, the national advertising plan will focus on promoting to major communities, synchronizing online and offline operations, and offering a complete set of marketing plans such as store opening rewards.

The company actively explores the use of online platforms to expand sales channels. Through the establishment of the official account of Tiktok, we teach basic knowledge of washing and dyeing, and teach people how to distinguish clothes.

Diverse activity design. Using strong promotional efforts and numerous group buying products as promotional methods, with group buying and discount coupons as the main focus, concentrated in residential areas, schools, office buildings, and other locations, supplemented by business personnel to promote in different areas.

2.City Partner Program

Cooperation area: Based on the city as the cooperative unit, with channel organization and investment capabilities, possessing projects or operation teams in the washing and care industry.

Plan and reward criteria: Based on the population and consumption capacity of the city, the group plans to develop the number of physical stores, smart payment cabinets, and online pickup and delivery consumption. The group will provide 6 million to 60 million yuan of original stocks to support market development and implementation according to market size.

The reward standard is: for each profitable hair care store developed, a reward of 30000 original shares (calculated at a ratio of $5 per share based on the NASDAQ offering price)+500 yuan in cash will be given to the city partner team.

Payment method: Gewang NASDAQ listed internally traded stocks, calculated ratio: brokerage registration price of $5 per share.
Product sales profit commission: City partners can receive a 30% commission award on the sales profit of franchise store industry chain products.

Revenue from opening a business: In terms of attracting franchise stores, you can receive a 50% commission on the franchise fee.
Sales profit commission for washing equipment: You can receive a commission of 50% of the equipment sales profit.
50% of the revenue from external technical training fees in market operations.

Subscription rights: Enjoy internal subscription rights before issuance and circulation.
After the issuance and circulation of Nasdaq stocks, they were upgraded to regional managers, thereby gaining more profits.

Competition

1. Ecological layout of the entire industry chain, forming a closed-loop competitive advantage
Gewang Group has built a whole industry chain ecology covering cleaning services, equipment manufacturing, biotechnology, and Internet platforms, forming an integrated model of "R&D - production - sales - service".

2. Core technological barriers, leading the industry's green transformation
Environmentally friendly washing technology: Plant based detergents achieve zero alkaline residue during the washing process, certified by the China Environmental Protection Green Washing Committee, and directly benchmarking against EU environmental standards;
Smart factory technology: S2B2C model connects the entire chain of stores, factories, and consumers.

3. Innovate business models to achieve diversified monetization
Light asset expansion: Quickly replicate the direct store model through the "City Partner Plan", with franchisees bearing 60% of the investment and the group exporting its brand and management;

4. Professional team and cultural drive to ensure continuous innovation
Chen Changzeng: Chairman of Gewang International Industrial Holding Group Inc, chairman of Jilin Province and Changchun City Laundry and Dyeing Industry Association, with 30 years of deep industry cultivation, authoritative in washing technology research and standard setting.
Wang Xiucheng: General Manager of Jiexilai and President of Washing School, with 20 years of experience in the washing and dyeing industry, an industry authority and trend expert.

5. Building cohesion: With the aim of inheriting laundry culture and creating a century old brand, we promote a corporate culture that emphasizes both craftsmanship and innovation.
Industry university research linkage: jointly building training bases with universities, targeted training of skilled talents in the washing and care industry, and reserve technical strength.

Our Competitive Strengths

1. Layout of the entire industry chain, significant synergistic effects
Gewang Group covers washing and dyeing services, equipment manufacturing, biotechnology, and Internet platforms, forming a closed-loop ecosystem of "intelligent factory+online platform+product research and development". Its business covers washing services, equipment sales, biological detergent production, luxury goods maintenance, etc. It reduces operating costs and enhances added value through resource integration.

For example, the central intelligent laundry factory is linked with the online platform "on-demand cloud washing" to achieve intelligent order allocation and logistics optimization, with a daily processing capacity of 15000 pieces.

2.Driven by technological innovation, with outstanding differentiated competitiveness
Leading environmental technology: independently developed weak acid and weak alkali detergents, certified by the EU ECOCERT, remove odors and have no alkaline residue; High temperature sterilization technology achieves zero virus transmission, which is in line with the trend of healthy consumption.

Intelligent upgrade: The central factory adopts S2B2C mode, combined with IoT and big data management, to achieve full process tracking from clothing collection to delivery; Yiwei first cloud washing platform cooperated with Tencent, Tiktok, etc., and the daily average number of orders exceeded 13000.

Rich patent reserves: With more than ten national registered trademarks and multiple washing technology patents, plant-based detergents, intelligent payment systems, and other technologies form a competitive barrier.

3.Brand and qualification advantages
Stable industry position: The president unit of Jilin Province Laundry Industry Association, a franchised enterprise registered with the Ministry of Commerce, and has won honors such as "National Famous Brand in Laundry Industry" and "Green Environmental Protection Enterprise".

4.Diversified business models and extensive profit channels
City Partner Plan: incentivize franchise through "original shares+cash rewards".
Mature franchise system: Jiexilai laundry chain single store has significant economic benefits and outstanding profitability; As a priority, the revenue of cloud washing outlets is stable, and the overall revenue scale is considerable.

5.Policy and Trend Dividends
Policy support: The country promotes the construction of a "15 minute convenient living circle" and encourages the entry of intelligent washing and care outlets into communities; The green washing policy helps promote environmental protection technology.

Opportunities for consumption upgrading: The penetration rate of the detergent market is at a relatively low level, with significant growth potential compared to developed countries; The young consumer group has higher requirements for service convenience, product quality, and health attributes, promoting the industry to accelerate its transformation towards high-end and intelligent direction.

Our Challenges

1.Market competition and model innovation risks
The industry is facing homogenization competition pressure, and traditional washing and care services are easily diverted by low-priced models. Continuous investment in technology research and development and model innovation is needed to maintain differentiation advantages.

2.Policy compliance and market volatility risk
Stricter policy regulation may increase operating costs, while macroeconomic fluctuations or changes in consumer demand (such as economic downturns or online service shocks) may affect business stability.

3.Operational efficiency and capital pressure risk
In rapid expansion, it is necessary to balance franchise quality and supply chain stability, while the long capital investment cycle and high cash flow pressure may constrain short-term profitability and long-term strategic implementation.

Our Growth Strategy

1.Promote the improvement of industrial level in various industries nationwide
The new economy has brought about a new development concept. This development concept refers to relying on scientific and technological progress, conserving resources and energy, reducing waste emissions, implementing clean production and civilized consumption, and establishing a coordinated and sustainable development of the economy, society, resources, and environment.

The practical significance of this new development concept for the upgrading of traditional industries lies in the emergence and rise of green technology, which will promote the transformation of the economic growth mode of traditional industries towards intensive ones. Green technology will not only become the main direction of technological innovation for major global enterprises, but also provide a sustainable development path for the upgrading and transformation of traditional industries in China.

The waste of resources and environmental degradation will inevitably lead to a decrease and loss of competitiveness in industrial sectors and enterprises, while the application of green technology to transform traditional industries will produce significant economic, social, and environmental benefits.
All products or services provided by growing enterprises can adapt well to market demand, have advanced and applicable technologies, can be scientifically managed, are constantly innovating, and are in a virtuous cycle of development. These types of enterprises have the lowest unit consumption and input-output ratio, and are the most adept at utilizing various valuable resources, while also playing a guiding role in the industry.

2. Industrial structure adjustment, better benefiting the public
Adjusting the economic structure, if supply side reform is to adjust labor, land resources, institutions, etc., then demand side reform is to adjust investment demand and consumption demand. According to the Report on Consumer Happiness Trends, consuming for the three major happiness of work, family and self, and paying more attention to quality and value, has become a significant feature of consumption upgrading after the erosion of COVID-19.

The online and offline integrated service model of the Internet brings affordable and professional care services to major family users across the country. It is a great feat to adjust consumption structure and benefit the people. We will spare no effort to improve the quality of life of countrymen people.

3. Provide more job opportunities
The washing and dyeing industry belongs to the combination of industry and service industries, and is also a labor-intensive industry that can create a large number of new employment opportunities. As the number of franchise stores increases, entrepreneurship drives employment, and factory scale will continue to expand, growing at a rate of 25% annually.

Prioritize local employment, achieve entrepreneurship and wealth creation, drive the return of local technical talents, create material and spiritual wealth while increasing employment opportunities. In the future, through more national policy support and service guarantees, create a favorable entrepreneurial environment, and fully tap into the initiative, creativity, and enthusiasm of workers.

4.Tax revenue increases fiscal revenue
After the project reaches full production capacity and meets the standards, it will increase financial stability and improve the local economic and technological strength to a certain extent.

5. Contribute to the construction of smart cities
Smart city is the intelligentization of urban development mode. It is the reshaping and reconstruction of complex information physical systems at the city level in the information age. Gewang Group relies on information technology and its own operational capabilities to provide smart service solutions for millions of customers, helping to smoothly upgrade smart cities.

6. Environmentally friendly detergent, achieving zero pollution
Adopting a central laundry factory, using plant-based eco-friendly detergents, zero pollution emissions, and protecting the water, soil, and climate, centralized washing has solved the environmental pollution caused by laundry shops throughout the city. Utilizing the online and offline sales of plant-based detergents in stores to reduce pollution emissions from individual households and urban environments.

7. Concentrated and strict high-temperature sterilization to prevent virus transmission
The intelligent washing and care factory applies scientific washing technology, uses plant-based detergents for disinfection, high-temperature ironing disinfection, ozone disinfection, with a sterilization rate of 99%, blocking the spread of viruses and making its due contribution to epidemic prevention and control in the industry.

8. Washing and care digital industry platform
Form a big data industry chain and shape an international platform enterprise.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, 'foreign investment'refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as 'foreign investor') within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China. (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China. (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China. and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the 'negative list.'The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either 'restricted'or 'prohibited'in the 'negative list'. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the '2021 National Negative List') and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the '2021 FTZ Negative List') (collectively the '2021 Negative Lists') on December 27, 2021, which took effect on January 1, 2023. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in June 2020, the 2021 Negative Lists cuts down the number of items restricted or prohibited to foreign investors from 33 to 31, widening access to more industries and fields. However, the 2021 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator. overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors. foreign-invested enterprises are allowed to issue stocks and corporate bonds. except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited. mandatory technology transfer is prohibited. and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

This new Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign invested company may engage in any business activities that are not in the negative list and pre-approval is not required anymore.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the 'NDRC') and MOFCOM. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the '2021 National Negative List') and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the '2021 FTZ Negative List') (collectively the '2021 Negative Lists') on December 27, 2021, which took effect on January 1, 2023. Industries listed in the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2021 Negative Lists are generally deemed as constituting a third 'permitted' category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator. overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations which came into effect on January 1, 2020. According to the Implementation Regulations, in the event of any discrepancies between the Foreign Investment Law, the Implementation Regulations and relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special measures with respect to shareholding, senior management personnel and other matters stipulated in the Negative List.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks, and domain names.

Copyright.

In accordance with the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990, amended on February 26, 2010 and November 11, 2020, Chinese citizens, legal persons or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, cinematographic work and work created by the method similar to the film production method. engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right and right of compilation.

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right and other rights software copyright owners shall have in software developed by them, regardless of whether it has been published.

In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark.

The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the 'Trademark Law'), and revised in 2019, and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a first-to-file'principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, such application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name.

Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, effective on November 1, 2017 (the 'Domain Name Measures'). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a first-to-file'principle with respect to the registration of domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedures.

The Company has registered its trademarks, patents, and domain names with competent regulatory agencies in China. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. See Risk Factors- Risks Related to Our Business: We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise. and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. We believe our corporate structure has made us eligible for such a reduced rate once we become a resident enterprise in Hong Kong. The qualification of HK resident enterprise focuses on defacto management. As of the date of this prospectus, we do not have a management team in Hong Kong and would most likely not be considered an HK resident enterprise and therefore would not be eligible for the reduced 5% withholding tax rate.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in March 2017, and December 2018, respectively, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign- invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law and its implementation rules, enterprises registered in countries or regions outside the PRC with 'de facto management bodies'located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define 'de facto management bodies'as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts, and properties of an enterprise. The only detailed guidance currently available for the definition of 'de facto management body'as well as the determination and administration of tax residency status of offshore- incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its 'de facto management body'in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

  the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC.
  decisions relating to the enterprise's financial and human resource matters are made or are subject to the approval of organizations or personnel in the PRC.
  the enterprise's primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC. and
  50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore- incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term 'de facto management body.'If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise, such as the Company, transfers the equity interests of a PRC resident enterprise indirectly through the transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties. (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory. (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence. and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations on PRC Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations,payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises ('SAFE Circular 142'), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas ('Circular 36'), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

On March 30, 2015, SAFE promulgated SAFE Circular 19 to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise's business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third party) or repaying bank loans in RMB that had been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements. and (ii) domestic entities shall hold income to account for previous years' losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Based on the foregoing, if we intend to provide funding to our WFOE through capital injection, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

In October 2019, SAFE promulgated Circular 28 to further promote the facilitation of cross-border trade and investment and relax certain restriction on foreign exchange settlement. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

All our current major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have not adopted any stock incentive plans as of the date of this prospectus.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the newly enacted Foreign-Investment Law, which came into effect on January 1st, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market. b) an issuer making an overseas securities offering after having been listed on an overseas market. c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control. (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities. (iii) change of listing status or transfer of listing segment. or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules, including the public offering pursuant to this registration statement.

See 'Risk Factors-Risks Related to Doing Business in China-The filing with the China Securities Regulatory Commission ('CSRC') is required in connection with this offering under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for this offering.'

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009 and December 2018 (the 'Labor Law'), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 (the 'Labor Contract Law'), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and paying the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Chen Changzeng	58	Chief Executive Officer, Director and Chairman of the Board
Wang Xiucheng	56	Chief Operation Officer, Director

Biography

Chen Changzeng
Our Chief Executive Officer and Chairman of the Board of Directors and has served as our chairman since our inception in 2012.Since 2012,Mr.Chen has served as the Chairman of Gewang International Ltd.during her tenure.
We believe that Mr.Chen should serve as a member of our Board of Directors because he is experienced in founding,leading and managing companies.

A senior washing expert who combines the spirit of a cultural figure with the courage of an entrepreneur, has been engaged in the washing industry for more than 30 years, researching washing technology, special stain treatment technology, and fur cleaning and maintenance technology. He has compiled professional washing technology textbooks such as "Laundry Teacher Training Textbook", "New Washing Concepts", and "Fur and Leather Equipment Cleaning and Maintenance", providing systematic and scientific investment planning and brand services for washing franchise stores. He has unique thinking and insights in the operation of central intelligent washing factories and the construction of washing platforms. At present, I have rich experience in working in enterprises and society, and my main positions are as follows:

  Chairman of Gewang International Industrial Holding Group Inc
  Executive Chairman of Jilin Province Laundry and Dyeing Industry Association
  President of Changchun Laundry and Dyeing Industry Association
  National Laundry Professional Appraisal and Evaluation Officer
  Referee for the National Laundry Industry Competition
  Deputy Director of Quality Appraisal of Zhongxi Committee
  Expert in China's washing industry
  Deputy Director of the Leather Office of the China National Chemical Industry Council

Wang Xiucheng

Our Chief Operation Officer and Directors and has served as our general manager since our inception in 2012.Ms Wang is current general manager of Jilin Jiexilai Laundry Management Co., Ltd. and the principal of Changchun Gewang Laundry Vocational Training School. With 20 years of experience in the washing and dyeing industry, I have a unique insight into industry management and development trends.
Other positions are as follows,

  Secretary General of Changchun Washing Industry Association
  National Laundry Professional Appraisal and Evaluation Officer
  Referee for the National Laundry Industry Competition
  Senior Laundry Technician
  Leather Caregiver Senior Technician

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer's employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date. and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates. or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We will enter into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we will enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Memorandum and Articles of Association.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2024 and 2023, we paid $[ ] (RMB [ ]) and $[ ] (RMB[ ]) to our executive officer for his services and we did not pay our directors for their services solely as our directors during the years ended December 31, 2024 and 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Board of Directors and Committees

Our board of directors currently consists of five directors. The Nasdaq Global Market corporate governance rules require that a majority of an issuer's board of directors must consist of independent directors. We have a majority of independent directors serving on our board of directors.Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.We have established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Each of the committees of the board of directors is described below Audit Committee.
[    ], [    ], and [   ] are members of our Audit Committee. [    ] serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:
  evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor.
  approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor.
  monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law.
  review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements.
  oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors.
  review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions. and provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that [ ] possesses accounting or related financial management experience that qualifies him as an 'audit committee financial expert'as defined by the rules and regulations of the SEC.

Compensation Committee

[ ], [ ], and [ ] are members of our Compensation Committee. [ ] serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee's Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

  approve compensation principles that apply generally to Company employees.
  make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as 'Say on Pay Votes'(Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any.
  administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company's incentive compensation plans and equity-based plans.
  select a peer group of companies against which to benchmark/compare the Company's compensation systems for principal officers elected by the board of directors.
  annually review the Company's compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company.
  determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors.

Corporate Governance and Nominating Committee

[ ], [ ], and [ ] are members of our Corporate Governance and Nominating Committee. [ ] serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings.

  Recommend directors for appointment to Board committees.
  Make recommendations to the board of directors as to determinations of director independence.
  Oversee the evaluation of the board of directors.
  Make recommendations to the board of directors as to compensation for the Company's directors. and
  Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that [ ], [ ], and [ ] are 'independent directors'as defined by NASDAQ.

Code of Ethics

We have adopted a code of ethics that applies to all executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Hong Kong law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Hong Kong. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing and for directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

  convening shareholders annual and extraordinary general meetings and reporting its work to shareholders at such meetings.
  declaring dividends and distributions.
  appointing officers and determining the term of office of the officers.
  exercising the borrowing powers of our Company and mortgaging the property of our Company. and approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (a) if gives notice in writing to the Company that he resigns the office of director. (b) if he or she absents himself or herself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office. (c) if dies, becomes bankrupt or makes any arrangement or composition with his creditors generally. or (d) if found a lunatic or becomes of unsound mind. Our officers are elected by and serve at the discretion of the board of directors.

 PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of 74 rdinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on [       ] Ordinary Shares outstanding as of the date of this prospectus. The table also lists the percentage ownership after this offering based on Ordinary Shares outstanding immediately after the completion of this offering sale of [       ] Ordinary Shares, assuming the Underwriter does not exercise its over-allotment option.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%
Chen Changzeng	70135000	71.57%
Wang Xiucheng	15000000	15.31%
Zhao Xiaoli	5000000	5.10%
Chen He	3000000	3.06%
First Shenzhen Securities Co.,ltd	1000000	1.02%
Chen Yuxi	1000000	1.02%
Qin Jianbing	1000000	1.02%
Chi Tingting	950000	0.97%
Yan Yujie	125000	0.13%
Xu Moyuan	60000	0.06%
Liu Yuhuan	50000	0.05%
Liu Liying	50000	0.05%
Wang Jingchao	50000	0.05%
Lin Xianjie	50000	0.05%
Gao Minlan	50000	0.05%
Wang Huiyan	50000	0.05%
Ma Qinghui	50000	0.05%
Sui Junfeng	50000	0.05%
Zhang Chunhong	50000	0.05%
Zhu ming	50000	0.05%
Wang Xiaowei	50000	0.05%
Xin Ying	30000	0.03%
Chen Changhua	20000	0.02%
Shi Dongmei	20000	0.02%
Li Wei	20000	0.02%
Li Wanhai	20000	0.02%
Li Min	10000	0.01%
Cui Chong	10000	0.01%
Li Bin	10000	0.01%
Li Zhuo	10000	0.01%
Li Wei	10000	0.01%
Ge Xiaofang	10000	0.01%
Gu Yu	10000	0.01%
All executive officers,continuing directors and director nominees as a group (33persons)	98000000	100.00%

RELATED PARTY TRANSACTIONS

Employment Agreements, Director Agreements and Indemnification Agreements

See 'Management-Employment Agreements, Director Agreements and Indemnification Agreements.'

DESCRIPTION OF SHARE CAPITAL

We are a Hong Kong exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time. Our and the Companies Act, and common law of the Hong Kong.

As of the date of this prospectus, our authorized share capital consists of [ ] Ordinary Shares, par value $0.0001 per share. As of the date of this prospectus, [ ] Ordinary Shares are issued and outstanding.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our Board may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our Company except the following.

  profits. or
  share premium account,'which represents the excess of the price paid to our Company on issue of its shares over the par or 'nominal'value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our Company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our memorandum and articles of association.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the company have been paid.

Winding Up. Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Hong Kong Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Hong Kong but conducts business mainly outside of the Hong Kong may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  does not have to file an annual return of its shareholders with the Registrar of Companies.
  is not required to open its register of members for inspection.
  does not have to hold an annual general meeting.
  may issue shares with no par value.
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance).
  may register by way of continuation in another jurisdiction and be deregistered in the Hong Kong.
  may register as a limited duration company. and
  may register as a segregated portfolio company.

'Limited liability' means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Act is modelled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Hong Kong.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Hong Kong law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company's memorandum and articles of association.

A merger between a Hong Kong parent company and its Hong Kong subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Hong Kong subsidiary if a copy of the plan of merger is given to every member of that Hong Kong subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Hong Kong.

Save in certain circumstances, a dissentient shareholder of a Hong Kong constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Hong Kong. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  the statutory provisions as to the required majority vote have been met.
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class.
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest. and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Hong Kong but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Hong Kong corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Hong Kong, there are exceptions to the foregoing principle, including when:

  a company acts or proposes to act illegally or ultra vires.
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained. and those who control the company are perpetrating a 'fraud on the minority.'

Indemnification of Directors and Executive Officers and Limitation of Liability. Hong Kong law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Hong Kong courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Hong Kong General Corporation Law for a Hong Kong corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' Fiduciary Duties. Under Hong Kong corporate law, a director of a Hong Kong corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Hong Kong law, a director of a Hong Kong company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Hong Kong company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Hong Kong.

Shareholder Action by Written Consent. Under the Hong Kong General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Hong Kong law and our Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Hong Kong General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Hong Kong law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in the memorandum and articles of association. Our current Memorandum and Articles of Association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder's meeting. Other than this right to requisition a shareholders' meeting, our current Memorandum and Articles of Association do not provide our shareholders other right to put proposal before a meeting. As a Hong Kong exempted company, we are not obliged by law to call shareholders' annual general meetings.

Cumulative Voting. Under the Hong Kong General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Hong Kong but our current Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Hong Kong corporation.

Removal of Directors. Under the Hong Kong General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you that a liquid trading market for our Ordinary Shares will develop on NASDAQ or be sustained after this offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares.  Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [      ] Ordinary Shares outstanding, assuming no exercise of the Underwriter's over-allotment option. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, [ ] Ordinary Shares held by existing shareholders are deemed 'restricted securities'as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of [     ], or [    ]%, of our currently outstanding Ordinary Shares will be subject to 'lock-up'agreements described below on the effective date of this offering. Upon expiration of the lock-up period of six (6) months after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining [    ] shares may be sold in accordance with Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering.

90 days		Shares saleable under Rule 144.

Six months		Shares saleable after expiration of the lock-up.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are 'restricted securities' as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, except that sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

  1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [ ] Ordinary Shares immediately after this offering assuming no exercise of the Underwriter's over-allotment option. or the average weekly trading volume in our Ordinary Shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain 'manner of sale'and notice requirements.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. We do not currently have any compensatory stock plan for our employees, consultants or advisors.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our Ordinary Shares or other securities convertible into or exchangeable or exercisable for our Ordinary Shares or derivatives of our Ordinary Shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or Ordinary Shares issuable upon exercise of options or warrants held by these persons until after six (6) months following the effective of the registration statement of which this prospectus forms a part.

 TAXATION

The following discussion of material Hong Kong, PRC and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of [ ], our Hong Kong counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of [ ] Law Firm, our PRC counsel.

Hong Kong Taxation

The Hong Kong currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Hong Kong except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Hong Kong. The Hong Kong is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Hong Kong.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Hong Kong and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Hong Kong income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People's Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a 'de facto management body' within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a 'de facto management body'is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC. (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC. (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board's and shareholders' meetings are located or kept in the PRC. and (d) half or more of the enterprises' directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavourable PRC tax consequences could follow. For example, our subsidiaries in China may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See 'Risk Factors-Risk Factors Relating to Doing Business in China-Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavourable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment'.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7, in replacement of some of the existing rules in Circular 698, became effective in February 2015.  On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an 'indirect transfer'by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a 'substance over form' principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See 'Risk Factors-Risk Factors Relating to Doing Business in China-We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company's equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.'

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as 'capital assets'(generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the 'Code'). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the 'IRS') with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a 'U.S. Holder'is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B)that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Hong Kong, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company ('PFIC')

A non-U.S. corporation is considered a PFIC for any taxable year if either:

  at least 75% of its gross income for such taxable year is passive income. or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the 'asset test').

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely 'mark-to-market'election as described below, you may avoid some of the adverse effects of the PFIC regime by making a 'purging election'(as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any 'excess distribution'that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a 'mark-to-market'election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares.
  the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or 'excess distribution'cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of 'marketable stock'(as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under '-Taxation of Dividends and Other Distributions on our Ordinary Shares'generally would not apply.

The mark-to-market election is available only for 'marketable stock', which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ('regularly traded') on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a 'qualified electing fund'election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder's pro rata share of the corporation's earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely 'mark-to-market'election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a 'purging election' for the year we cease to be a PFIC. A 'purging election'creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom [ ] is acting as the representative with respect to the Ordinary Shares in this offering (the 'Underwriting Agreement'). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the Underwriter the number of shares indicated below:

Name	Number of shares
[ ]
Total

The underwriters and the representative are collectively referred to as the 'underwriters'and the 'representative', respectively. The underwriters are offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the Underwriter's over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Underwriter an over-allotment option, exercisable within 45 days after the date of this prospectus, to purchase up to an additional [       ] Ordinary Shares (15% of the Ordinary Shares offered to the public) at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[ ] per share, assuming an initial public offering price of $[ ] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Underwriter No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to [ ]% of the public offering price on each of the Ordinary Shares being offered.

The table below shows the initial public offering price per Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter's option to purchase up to an additional [ ] Ordinary Shares.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price(1)	$	$	$

Underwriting discounts to be paid by us	$	$	$

Proceeds, before expenses, to us	$	$	$

(1) Initial public offering price per share is assumed as $[       ] per Ordinary Share.
We have agreed to reimburse the Underwriter up to a maximum of $[ ] for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company's principals. In addition, at the closing of the offering, we will reimburse the Underwriter 1% of the actual amount of the offering as non-accountable expenses.

We paid an advanced expense deposit of $[ ] to the Underwriter upon the execution of the engagement letter between us and the Underwriter dated [ ] (the 'Engagement Letter'), and an additional $[ ] upon the Company's first public filing of the Company to the SEC, for the Underwriter's anticipated out-of-pocket expenses. any expense deposits will be returned to us to the extent the Underwriter's out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the Underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We have applied to list our Ordinary Shares on the Nasdaq Global Market under the symbol 'GWA '. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

In addition, the Company agrees to grant the underwriters a right of first refusal (the 'Right of First Refusal'), exercisable at the sole discretion of the Underwriter, for twelve months from the closing day of this offering, to provide investment banking service to the Company on terms that are the same or more favourable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering. and (b) acting as exclusive placement agent, initial purchaser in connection with any private offering of securities of the Company. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for 'cause,'which shall mean a material breach by the Underwriter of the Engagement Letter or a material failure by the Underwriter to provide the services as contemplated by the Engagement Letter.

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 180 days after the closing of the offering (the 'restricted period ' ):

  sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company's incentive plan.
  file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.
Each of our directors and officers named in the section 'Management', and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part:
  offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.
Pricing of the Offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we expect to consider a number of factors, including:

  the information set forth in this prospectus and otherwise available to the underwriters.
  our prospects and the history and prospects for the industry in which we compete.
  an assessment of our management.
  our prospects for future earnings.
  the general condition of the securities markets at the time of this offering.
  the recent market prices of, and demand for, publicly traded securities of generally comparable companies. and other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We will apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol 'GWA '. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Underwriter or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter's website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including 'passive'market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Hong Kong. This prospectus does not constitute an invitation or offer to the public in the Hong Kong of the Ordinary Shares, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Hong Kong.

Hong Kong. This prospectus may not be circulated or distributed in Hong Kong. Please note that the Ordinary Shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to 'professional investors'within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a 'prospectus'within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to 'professional investors'within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People's Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Taiwan. The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NASDAQ listing fee, all amounts are estimates.

  SEC registration fee
  NASDAQ listing fee
  Printing and engraving expenses
  Legal fees and expenses
  Accounting fees and expenses
  Investor relationship expenses
  FINRA filing fee
  Miscellaneous expenses

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The Company is being represented by[ ], with respect to legal matters of United States federal securities law. The validity of the Ordinary Shares offered by this prospectus and legal matters as to Hong Kong law will be passed upon for us by [ ]. The Company is being represented by [ ] Law Firm with regard to PRC law. [ ], may rely upon [ ] with respect to matters governed by PRC law. [ ] is acting as U.S. counsel for the underwriter. [ ] is acting as the PRC counsel for the underwriter. [ ] may rely upon [ ] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2024 and 2023 included herein and in the registration statement have been so included in reliance on the report of [ ], an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of [ ] is located at [ ].

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the underlying Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Hong Kong Companies Act provides generally that a Hong Kong company may indemnify its directors, officers and auditor against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Hong Kong company may indemnify its directors, officers and auditor against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is given in their favor or in which they are acquitted or granted relief by the Supreme Court of Hong Kong pursuant to section 281 of the Hong Kong Companies Act.

Our Amended and Restated Bye-laws provide that we shall indemnify our directors and officers against all actions, costs, charges, losses, damages and expenses incurred or sustained by them in connection with the execution of their duty, or supposed duty, or in their respective offices or trusts, provided that such indemnity does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we had no share issuances.

ITEM 8. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  to include any prospectus required by Section 10(a)(3) of the Securities Act.
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee'table in the effective registration statement. and to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

  if the issuer is relying on Rule 430B:
  (A) each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement. and
  (B)each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date. or if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424.
  any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant.
  the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant. and any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on 20 th of May, 2026.

Gewang International Industrial Holding Group Inc

By:/s/Chen Changzeng
Name:  Chen Changzeng

Title:Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Power Of Attorney

Each person whose signature appears below constitutes and appoints each of [ ] and [  ] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the 'Securities Act'), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the 'Shares'), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the 'Registration Statement') to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement. and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature:

/s/Chen Changzeng, Chief Executive Officer and Chairman of Board and Director(Principal Executive Officer),20th of May,2026

/s/Wang Xiucheng,Chief Operating Officer and Director(Principal Operating Officer),20th of May,2026